Exhibit 99.3

Resource Geosciences de Mexico SA de CV

Prepared for Bridgeport Ventures Inc.

by

Matthew D. Gray, Ph.D., C.P.G. #10688

Resource Geosciences de Mexico SA de CV

View looking E-SE from Tamara area to Rosario workings in center background of photo, Trillador area in central midground, Carmen workings in left mid-ground.

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
10688
AIPG
MATTHEW D. GRAY
CERTIFIED PROFESSIONAL GEOLOGIST

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	i

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	ii

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

	22.1	Target Concepts		64
		22.1.1	Stacked Manto Targets	64
		22.1.2	Intrusive and Breccia Hosted Targets	65
		22.1.3	Other Targets	65

	22.2	Exploration Program and Budget		68

23	References			70

24	Statement of Qualification			72

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43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

List of Figures

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43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

List of Tables

List of Appendices

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43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

3   SUMMARY

The Rosario project comprises structurally and stratigraphically controlled Cu-Au mineralized zones, hosted by andesitic volcanic strata, diorite intrusions, intrusive breccias, and hydrothermal breccias. Within the Rosario project, surface and underground mine workings, hydrothermal alteration, copper showings, and geochemical rock chip sampling, define a 1.4 km square area of hydrothermal alteration that contains numerous distinct zones of Cu-Au mineralization. Cu-Au mineralization is present as stratigraphically controlled, tabular mineralized zones (“mantos”), high angle mineralized structural zones, and mineralized bodies developed in or adjacent to intrusive and related intrusive and/or hydrothermal breccias. The most important copper-gold occurrences thus far identified are those contained with the Rosario concessions. Oxide and sulfide copper deposits throughout the district have been exploited by surface and underground methods, and at Rosario, an underground mine is currently producing approximately 2,000 tonnes per month of sulfide ore containing ~2% Cu and >0.5 gpt Au. The exposed copper-gold occurrences are best classified as intrusive-related systems, characterized by alteration mineral assemblages containing albite, tourmaline, actinolite/tremolite, sphene, sericite and/or clay minerals in varying proportions. The mineralized areas visited by the author at the Rosario project are geologically similar to economically important copper deposits that have been successfully mined elsewhere in Chile. The evaluation of the project by the author validated that the project host targets of economic significance that merit drill testing. Existing mining operations conclusively show that the mineralized system formed deposits of potential economic significance, but data is insufficient to determine the size and metal content of the currently exploited deposits. Drilling should be conducted with the objective of determining the orientation, size, and grade of the exposed mineralized zones. Additionally, exploration drilling is required to test for the presence of unexposed mineralized zones hosted within the identified hydrothermal alteration envelope. A $2.4M USD, two-stage exploration program, including a minimum of 3,000m of drilling is recommended.

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4   INTRODUCTION AND TERMS OF REFERENCE

4.1 Introduction

Resource Geosciences de Mexico SA de CV (RGM) and Matthew D. Gray, the author of this report, were asked by Bridgeport Ventures Inc. to perform an independent evaluation of the Rosario copper-gold project in Region III, Atacama, Chile, and to provide Bridgeport Ventures with a technical report compliant with CSA National Instrument 43-101. This report has been prepared to meet Canadian Securities Administrators National Instrument 43-101 standards. The report provides a summary of the geology of the project and its potential to host economic mineral deposits.

This revised report, with Amended date 7 December 2010, differs from the version dated 27 November 2009, revised 4 December 2009, which was filed on SEDAR on 16 December 2009, in that this report has modifications to Items 4.3, 4.4. and 5, such modifications made to insure compliance with CSA NI43-101 policies regarding limitations on disclaimers.

4.2 Terms of Reference

This Technical Report has been prepared for Bridgeport Ventures Inc., a publicly traded company listed on the TSX Venture Exchange under symbol BPV. Matthew Gray, senior partner of RGM, an independent geosciences consulting firm contracted by Bridgeport Ventures Inc., visited the Rosario project, reviewed the available geologic data, and took independent samples in connection with the preparation of the Technical Report.

4.3 Purpose of Report

The purpose of this report is to provide an independent assessment of the Rosario copper-gold project and to recommend an exploration program to enhance the economic potential of the project. This report was prepared following the guidelines of CSA National Instrument 43-101.

This Technical Report and all publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM for this Technical Report are for sole and exclusive use of Bridgeport Ventures Inc. However all reports, publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM during completion of this Technical Report shall be and remain the property of RGM. Unauthorized use or reuse by third parties of reports, publications, exhibits, documentation, conclusions, and other work products obtained or developed by RGM for the purposes of this Technical Report is prohibited. This Technical Report was prepared specifically for the purpose of complying with Canadian Securities Administrators National Instrument 43-101 and may be distributed to third parties and published without prior consent of RGM if the Technical Report is presented in its entirety without omissions or modifications, subject to the regulations of NI43-101.

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4.4 Sources of Information

In the preparation of this report the author has relied on his own observations and independent assay data, supplemented by information obtained through review of both published and unpublished documents and maps. In addition to the author’s own observations and assay data, sources of information regarding regional geology, mining history of the region, and topographic data, include:

-	Geologic, geophysical, and assay data collected and published by the Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología, a Chilean Federal agency.

-	Topographic and physiographic data collected and published by the Instituto Cartografico Militar, a Chilean Federal Agency.

Data that was not generated by the author has not been independently verified, except as noted in Item 16 of this report. Where information from unverified sources is relevant to interpretations and discussions of the economic potential of the project, the source of information is explicitly mentioned.

4.5 Field Examination and Data Review by the Qualified Person.

The Qualified Person responsible for this report, Matthew D. Gray, Ph.D., C.P.G., President of Resource Geosciences de Mexico SA de CV, conducted two separate field visits to the Rosario project. The project was briefly visited on 29 July 2009 while the author evaluated mines in the region. The author returned to the project for six days in October, 2009. The purpose of the visit was to examine the property geology, the most important known mineral occurrences and historic inactive mine workings, and to collect independent geochemical samples of altered and mineralized areas. The author also spent several days in RGM’s Hermosillo, Sonora office reviewing and interpreting geologic and assay data obtained during the site visit.

Prior to the field visit and data review conducted for the purposes of this Technical Report, the author had been directly involved in mineral exploration programs in the region, but had not conducted examinations of the Rosario project.

4.6 Definitions and Translations

CONAMA	-	Comision Nacional de Medioambiente (National Environmental Commission)

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ENAMI	-	Empresa Nacional de Mineria
gpt	-	grams per tonne
Bridgeport	-	Bridgeport Ventures Inc.
ICM	-	Instituto Cartografico Militar (Military Mapping Institute)
km	-	kilometer
M	-	million
NAD	-	North American Datum
oz.	-	Troy Ounce
ppm	-	parts per million
PSAD56	-	Provisional South American Datum 1956
RGM	-	Resource Geosciences de Mexico SA de CV
Rio Condor	-	Rio Condor Resources S.A.
SERNAGEOMIN	-	Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología (Chilean Federal Geological and Mining Survey)
USD	-	United States Dollar
UTM	-	Universal Transverse Mercatur
WGS84	-	World Geodetic System 1984 datum

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5   RELIANCE ON OTHER EXPERTS

The professional opinions expressed in this report are based in part on data and information generated by and obtained from the property owner, Rio Condor Resources S.A., experts hired by Bridgeport Ventures Inc., and public domain sources. The author of this report has excercised all reasonable care in reviewing the supplied information and believes that the information provided is accurate. Data that was not generated by the author has not been independently verified, except as noted in Item 16 of this report. Where information from unverified sources is relevant to interpretations and discussions of the economic potential of the project, the source of information is explicitly mentioned. General information for the Rosario property was obtained from the following sources:

Material	Source
Mining concession Information	Quinzio y Compania Abogados, Legal Counsel, Santiago, Chile; Juan Bednar R., Minerals Landman, Santiago, Chile
Assay data, due diligence sampling by M Gray	ALS Chemex Laboratories Inc.
Regional and local geologic maps	Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología
Regional and local topographic data	Instituto Cartografico Militar

Appropriate scientific methods and best professional judgment were utilized in the collection and interpretation of data discussed in this report. However, users of this report are cautioned that the evaluation methods used herein are subject to inherent uncertainties and assumptions, over which Matthew D. Gray and RGM have no control. These uncertainties and assumptions are stated herein. Users of this report are hereby advised to be aware of and understand these uncertainties and assumptions.

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6     PROPERTY DESCRIPTION AND LOCATION

6.1   Area and Location

The Rosario project comprises 324 Ha. of mining concessions and is located in the provincia of Copiapó, Region III, Atacama, Chile, approximately 38 km S-SE of the city of Copiapó (Figure 6.1) .

The center of the project area is located at UTM Zone 19 J, Southern Hemisphere, 384,900E 6,937,900N, Datum WGS 84, or South Latitude 27o 40’ 41” West Longitude 70o 10’ 03”, Datum WGS 84.

All geographic references in this report utilize UTM Zone 19 J Southern Hemisphere and datum WGS 84 unless otherwise stated.

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Figure 6.1. Rosario project location map.

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6.2   Claims and Title

Mining and exploration rights in Chile are controlled by the Federal Government. Private parties can obtain mineral rights via solicitation of an exploration concession (pedimento) and prior to exploitation, converting the exploration “pedimento” to an exploitation concession. The mining concessions are administered by the SERNAGEOMIN, a Federal agency. To maintain concessions in good legal standing, concession holders are obligated to pay annual tax payments.

The Rosario project consists of 4 concession groups covering in aggregate 324 Has and one application for a mining concession currently under review for issuance of title. The titled mining concessions are shown in Figure 6.2 and concession information is summarized in the embedded table. The legal standing of these claims has been verified by Bridgeport’s legal counsel in Chile, Lic. Cristian Quinzio of Quinzio y Vergara in Santiago, Chile. Quinzio has also reviewed and confirmed the validity of the purchase option contracts by which Rio Condor Resources SA (Rio Condor), may obtain ownership of the mining concessions. Bridgeport has agreed to acquire Rio Condor.

As specified in Title 5, Paragraph 3, Section 2a, Article 74, of the Chilean Federal Mining Law (Codigo Minero), the location of concession boundaries are marked in the field with survey monuments placed by a registered engineer or minerals landman (perito minero) at the vertices of each claim group. During the site visit to the project the author located several survey monuments and obtained UTM coordinates for them using a Garmin GPS model Map60 CSX. The survey monuments matched the concession vertices indicated on the mineral claims land maps.

The claims and claim application are currently controlled by Rio Condor by means of five separate agreements whereby Rio Condor can earn a 100% interest in the mining concessions and applications, subject to a 2% NSR which may be purchased for $2M USD, by making annual cash payments over a four year period totaling $10.4M USD.

Under terms of the option agreements, Rio Condor may only waive all together the five (5) Option Agreements and does not have the right to waive one or more independently. This means that the option granted by each Option Agreement must be exercised collectively with all Option Agreements. The Rosario 1/10, Julia 1/18, Eliana I 1/20 and Eliana II 1/22 – Eliana III 1/2 Option Agreements contemplate that should the option be exercised then from the beginning of commercial production of each Mining Property a NSR Royalty of 2% must be paid by Rio Condor on a quarterly basis. Rio Condor may acquire the NSR Royalty by paying to all the vendors a purchase price of US$2,000,000. The NSR Royalty payments and if applicable its purchase price, is to be distributed among the four vendors according to the following percentages: Rosario, 26,71%; Julia, 10,29%; Eliana I, 52,82%; Eliana II, 5.09% y Eliana III, 5.09% .

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6.2.1   Rosario Concessions

Rio Condor may obtain from SLM Rosario Una de la Sierra San Marcos, a 100% interest in the Rosario 1 to 10 concessions, subject to a 2% NSR which may be purchased for $534,200 USD, under terms of a purchase option agreement executed on 5 November 2009. Rio Condor may exercise the purchase by making cash payments totaling $2,670,589 USD over a 4 year period. An initial payment of $66,765 USD has been made, and the next payment is due on 5 November 2010 in the amount of $200,294 USD.

Under current Chilean mining law a mining concession must be a square or rectangle with minimum dimensions of 100 x 100m, positioned such that sides are oriented due North-South and East-West. Because of this restriction, the ground shown in white in a stair step pattern surrounding the Rosario 1 to 10 concessions cannot be claimed by any person as an independent and individual mining concession because none of such stair steps considered individually comply with the minimum dimensions and position requirements already referred to. Under Chilean mining law, at such time that this ground is completely enclosed by other valid mining concessions, these open fractions automatically convert to irregularly shaped concession blocks called “demasias” with rights assigned to the senior contiguous concession. In this case, the Rosario concession block is the senior concession group with rights to this ground. Rio Condor’s legal counsel has advised that it is convenient to produce the “demasias” that will favor the Rosario concessions by applying for a mining concession that aside from overlapping areas already comprehended by some of the Rosario project concessions, would take part of the open areas and confine the Rosario property with two other neighboring exploitation mining claims, therefore producing the “demasias”, thus triggering the eventual assignment of this ground to the Rosario concession.

Up until such time that Rio Condor exercises the purchase option, SLM Rosario Una de la Sierra San Marcos is permitted to continue exploitation activities up to 6,000 tonnes per month.

6.2.2   Julia Concessions

Rio Condor may obtain from SLM Julia Una de la Sierra San Marcos, a 100% interest in the Julia 1 to 18 concessions, subject to a 2% NSR which may be purchased for $205,800 USD, under terms of a purchase option agreement executed on 5 November 2009. Rio Condor may exercise the purchase by making cash payments totaling $1,029,412 USD over a 4 year period. An initial payment of $25,735 USD has been made, and the next payment is due on 5 November 2010 in the amount of $77,206 USD.

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6.2.3   Eliana II and Eliana III Concessions

Rio Condor may obtain from SLM Eliana II Una de la Sierra San Marcos and SLM Eliana III Una de la Sierra San Marcos, a 100% interest in the Eliana 1 to 22 and Eliana III 1 to 2 concessions under terms of a purchase option agreement executed on 5 November 2009. Rio Condor may exercise the purchase by making cash payments totaling $1,017,646 USD over a 4 year period. An initial payment of $25,441 USD has been made, and the next payment is due on 5 November 2010 in the amount of $76,323 USD.

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6.2.4   Tamara Concessions

Rio Condor may obtain from SLM Tamara I Una de la Sierra San Marcos a 100% interest in the Tamara 1 to 9 concessions under terms of a purchase option agreement executed on 5 November 2009. Rio Condor may exercise the purchase by making cash payments totaling $400,000 USD over a 4 year period. An initial payment of $15,000 USD has been made, and the next payment is due on 5 November 2010 in the amount of $35,000 USD.

6.2.5   Eliana I Manifestacion

Rio Condor may obtain from SLM Eliana I Una de la Sierra San Marcos a 100% interest in the Eliana 1 to 20 concessions under terms of a purchase option agreement executed on 5 November 2009. Rio Condor may exercise the purchase by making cash payments totaling $5,282,353 USD over a 4 year period. An initial payment of $132,059 USD has been made, and the next payment is due on 5 November 2010 in the amount of $396,176 USD.

Up until such time that Rio Condor exercises the purchase option, SLM Eliana I Una de la Sierra San Marcos is permitted to continue exploitation activities up to 4,000 tonnes per month.

The Eliana I manifestacion (claim application) is currently under review by SERNAGEOMIN and the total hectares that will be awarded to this concession is not yet determined. The application covers ground that is east of, and not contiguous with, the Julia concession block. The Eliana I application is physically separated from the core of the project area and is not shown on claim map presented as Figure 6.2.

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381,000 N
382,000 N
383,000 N
384,000 N
385,000 N
6'941,000 N
6'940,000 N
6'939,000 N
6'938,000 N
7
6
7
7
5
10
9
2
4
8
1
3
GRAPHIC SCALE
0
500
1000
metres

Concessions subject to BPV Definitive Agreements

No.	Concession Group	Title Holder	Has
1	Eliana II 1-22	Balbontin Jaime	104
2	Eliana III 1-2	SLM Eliana III 1 Sierra San Marco	2
3	Julia 1-18	SLM Julia 1 Sierra San Marc	86
4	Rosario 1-10	SLM Rosario Una de S Sn Marcos	50
5	Tamara I 1-10	SLM Tamara I Una Sierra San	82

TOTAL 324 Has.

Concessions subject to BPV LOU

No.	Concession Group	Title Holder	Has
6	SOESMI 1-32	Julio Santander Noemi SLM	10
7	SOESMI 1-32	SLM Eliana III 1 Sierra San Marco	156
8	Simonetta 1-20	Contreras Villar Mario Leoncio	71

Concessions under review by BPV

No.	Concession Group	Title Holder	Has
9	Carmen 1-12	CMC Sali Hochschild SA	60
10	Trillador 1-14	Nelson Roa Barahona	70

Bridgeport Ventures Inc.

ROSARIO PROJECT

Region III, Chile

CONCESSION MAP

UTM Zone 19 S WGS84

Date October 2009

Scale Graphic

Figure 6.2. Concession Map. Note that white stair step shaped areas surrounding the Rosario concession are irregular fractions with rights ultimately assignable to the Rosario concession, as described in Item 6.2.1 of this report.

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6.3   Surface Rights

The ownership of surface rights has been investigated by Rio Condor and by a minerals landman and no record of private surface rights has been found in the public record thus the lands are interpreted to be Federally held. Rio Condor has requested confirmation of Federal surface rights from the Chilean Federal lands bureau. Chilean mining law allows exploration activities to proceed on undeveloped lands without requirement of a surface access agreement. The legal ownership of surface rights has not been verified by the author or RGM.

6.4   Mineralization

Numerous active small mines and exploration workings are present within the property area. Nearly all are developed on zones of supergene copper mineralization, and are easily identified in the field by the distinctive blue, green, and blue-green coloration of the rock caused by the presence of copper oxides, carbonates, sulfates, silicates, and halides, accompanied by varying amounts of iron-oxide staining. Controls on mineralization include high angle structural zones, volcanic stratigraphic contacts, and intrusive and/or hydrothermal breccias. The metals currently produced are copper and gold. The principal mineralized occurrences and mines in the district that have thus far been explored are described in Item 11 of this report.

6.5   Environmental Liability

Potential environmental liabilities associated with the active and historic mining at the project have not been investigated or verified by the author or RGM, but no significant environmental liabilities are apparent. Small abandoned mines and unmineralized rock piles are present but are not generating acid drainage. There are no plant facilities present within the project area, nor are tailings piles present.

6.6   Permits

Exploration and mining activities in Chile are subject to control by the Comision Nacional de Medioambiente (CONAMA). A review of environmental compliance and permitting issues was not within the scope of the present study. Because the Rosario project is within an active mining district, and the project itself hosts an active mining operation, it is presumed that additional exploration activities at Rosario will not be prohibited by environmental regulations. Chilean mining law grants a mining concession holder the right to conduct basic exploration activities, including drilling, without the need for prior Federal approval.

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7   ACCESS, CLIMATE, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is located approximately 38 kilometers east-southeast of the city of Copiapó, in the provincia of Copiapó, comuna of Tierra Amarilla, Region III, Atacama, Chile (Figure 6.1) . Access is by road from Copiapó and requires approximately 1 hour of travel time. The first 26 kilometers is via paved Federal Highway 35, heading south to the electrical substation at the COEMIN mineral processing plant, thence turning east on unpaved highway C401. Beginning at C401 the remaining distance (approximately 20 kilometers) is on unpaved but well maintained high speed roads. From the COEMIN plant one travels east 7 km on Highway 401 and then turns south on road C405 continuing 12km, thence west onto the access road to the Rosario mine for a distance of 1.5km to arrive at the mine area. Road C405 passes directly through the project area. Electric transmission lines follow highway C401 and are close as 11 km to the project.

All basic services are available in Copiapó and Tierra Amarilla, both of which are important mining centers. The project area is unpopulated, except for the camps of the miners currently exploiting the copper deposits. Most of the inhabitants of the region depend on mining and agriculture (grapes) for economic sustenance. An adequate supply of experienced labor for mining operations can be drawn from the region.

The nearest commercial airport is located 46km west of Copiapó and is served by daily flights from Santiago and other Chilean cities.

The property is in the southern portion of the Atacama desert, west of the Andean Cordillera. The topography consists of gentle mountain ranges separated by narrow valleys. Elevations in the project area range from 1,050 meter ASL to over 1,460 meter ASL. Areas of low relief in the southern portion of the project area are suitable locations for mill sites, leach pads, waste dumps, and other mine related infrastructure.

The climate in the area is arid with seasonal temperatures ranging from an average annual high of 28oC in January and an average annual low temperature of 5 oC in July, as measured at meteorological station Copiapó-Chamonate located at 27° 18' S, 70°25' W, 291 m ASL (Dirección Meteorológica de Chile, 1991). Average annual precipitation is 12 mm. Exploration activities may be conducted year round.

Vegetation in the area is sparse to absent, consisting only of small scrub in the valley floors along temporal river or stream channels.

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8   HISTORY

The date of the earliest exploration and mining activity in the San Marcos district is undocumented. Early exploration of the district probably occurred in the late 1700’s concurrent with the early exploitation of mines in the nearby Punta del Cobre and Pampa Larga mining districts (Ortiz et al, 1966; Salas, 1954).

Modern exploration of the district consists of direct mining of copper oxide showings exposed in outcrop using tracked excavators. Small scale exploitation of mineralized zones exposed in outcrop commenced in the early 1990s with ores produced sold directly to the Federally controlled mining company, Empresa Minera Nacional SA (ENAMI), operator of a mill and floatation concentration plant located adjacent to Copiapó.

The only drilling known to have been completed in the district are shallow (<100m) diamond core holes completed within or adjacent to small surface cuts and pits at the SOESMI and Trillador properties. In the case of the former, the claimant reports that Sociedad Punta del Cobre SA (Pucobre) completed a 916m drill campaign in the first semester of 2009, and in the case of the latter, ENAMI completed an unknown number of drillholes targeting the extensions of copper oxide mineralization exposed in surface cuts and open pits. During field review of the Simonetta area the author noted an uncapped and uncased abandoned drillhole, apparently an exploration drillhole targeting a zone of copper oxide mineralization exposed in a small surface cut. The entity responsible for this drilling and the results are unknown to the author.

During the field review ground electrode stations for IP surveys were noted in the Simonetta and Rosario concessions. The claimant of the Simonetta concession advises that Freeport conducted the IP survey in the area in 2008.

Minera Barahona has been mining oxide and sulfide ores at the Rosario concession from surface cuts, open pits, and a spiral decline, and currently is selling approximately 2,000 tonnes per month of sulfide ores to ENAMI, delivered to the ENAMI mill and concentration plant outside of Copiapó.

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9   GEOLOGICAL SETTING

9.1 Regional Geology

The Rosario Project is within the San Marcos Mining District, hosted by the Cretaceous Cerillos Formation, a 6,000m thick sequence of dominantly clastic sedimentary strata which crops out continuously in an 8km wide, 70km long, N-NE trending swath (Arevalo, 2005). Regional geology is summarized in Figure 9.1. The upper 3,500m of the sequence hosts conglomerates and volcanic breccias intercalated with sandstones and andesite and basaltic andesite lavas and autoclastic breccias. Diaz et el. (1998) described irregular manto, chimney, and vein Cu deposits hosted by andesitic lavas of the Cerrillos Formation where they were intruded by dikes and small stocks of andesitic and dioritic composition. The deposits described by Diaz et al. (1998) contain specularite and/or magnetite as characteristic gangue minerals. The Cerrillos Formation lacks chronostratigraphic fossils but paleontological and radiometric age dates of underlying strata and cross cutting intrusives fix the age of the Cerrillos Formation within the range 89 to 125 Ma (Aptian – Turonian). Geologic and metallogenic maps (Diaz et al., 1998, Arevalo, 2005) published by the Chilean Geological Survey (SERNAGEOMIN – Servicio Nacional de Geologia y Mineria) demark an extensive zone of hydrothermal alteration (mineral assemblage not specified) that partly covers the Rosario project area. The Cerillos Formation overlies and is separated from the Jurassic-Cretaceous Chanarcillo Group and the Punta del Cobre Formation by an erosional disconformity.

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Figure 9.1. Regional geologic map of Rosario area, summarized from Arevalo, 2005.

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9.2 Local Geology

The following discussion of project geology is based upon 6 days of field examinations by the author. A reconnaissance geologic map of the district is presented as Figure 9.2. A listing of waypoints where geologic data was collected is presented as Appendix C.

9.2.1   Volcanic Strata

The project area is underlain by a compositionally monotonous sequence of andesitic volcanic and volcaniclastic strata. A lack of compositionally or texturally distinct marker units hinders mapping of the area. Andesites observed include dark, magnetic, fine grained, sparsely porphyritic aphanitic andesites in which fine grained plagioclase phenocrysts are the only megascopically observable mineral, and course grained, plagioclase phenocrystic, porphyritic-aphanitic, non magnetic andesites. Breccia textures interpreted to be autoclastic flow breccias were observed (Figure 9.3) but many of the andesites lack textural evidence that would indicate a subaerial rather than shallow subvolcanic origin. Fine grained volcaniclastic arenites and siltstones are interpreted to be intercalated with the andesites. The volcaniclastic strata recessively weather and are generally only exposed in road cuts (Figure 9.4) . Where primary volcanic stratification was observed and measured, it consistently had northeast strike with dip to the southeast at 25 to 45 degrees. (Figures 9.5 and 9.6) . Many volcanic lithologic contacts exhibit some degree of structural dislocation (Figure 9.7), but the contacts are interpreted to reflect primary volcanic contacts that served as zones of weakness that localized later small scale displacements as a result of post-depositional stress. Displacement along the primary contacts is unquantified but is interpreted to be a result of relatively minor bedding plane slip.

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Figure 9.2. Reconnaissance geologic map of Rosario project area.

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Figure 9.3. Autoclastic angular breccia texture. Andesite clasts in andesite matrix, waypoint 62.

Figure 9.4. Clay altered, oxidized and weathered, fine grained volcaniclastic arenites and siltstones, waypoint 80.

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Figure 9.5. Photo looking SW at SE dipping volcanic strata forming dip slope.

Figure 9.6. SE dipping contact between andesites at waypoint 82. Photo looking NE.

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Figure 9.7. Detail of andesite contact at waypoint 82 showing carbonate veining and apparent slip planes along contact.

9.2.2   Intrusives

Reconnaissance mapping indicates that the andesitic sequence has been intruded by dikes, sills, and small stocks of diorite and andesitic subvolcanic intrusives. Three compositionally similar but texturally different types of intrusive are recognized: dark colored, fine grained, magnetic, plagioclase bearing dikes and sills; equigranular, fine grained, dioritic intrusions present as sills, dikes and irregular plugs; and course grained, plagioclase phenocrystic, porphyritic-phaneritic dioritic intrusive. The intrusives are compositionally similar to the strata they intrude, and in many cases are difficult to distinguish from their host rocks where the textural contrast is slight and intrusive contacts are not exposed. Pervasive hydrothermal alteration further obscures the nature of the intrusives. Where they are intensely hydrothermally altered, they are not distinguishable from their altered host rocks. Even where not intensely altered, conformable sills are not readily distinguishable from the volcanic strata.

The fine grained, magnetic, plagioclase phenocrystic, porphyritic-aphanitic intrusives often are not intensely hydrothermally altered and appear to post date the mineralizing event (Figure 9.8) . These intrusions are often erosionally resistant and cap hills or form dip slopes (Figure 9.9), giving a misleading impression of a wide distribution. The equigranular, fine grained, dioritic intrusives appear to be present as both sills conformable with volcanic bedding and as dikes or plugs that transect the volcanic stratigraphy (Figures 9.10 and 9.11) . The coarse grained, plagioclase phenocrystic, porphyritic-phaneritic intrusive is observed in the western portion of the project area where its outcrop pattern suggests it is present as small stocks. It is seen in razor sharp contact with the country rock andesites (Figures 9.12 and 9.13) and it is crosscut by fine grained to aphanitic andesitic dikes (Figure 9.14) . A fine grained, equigranular dioritic intrusion outcrops in the eastern portion of the project area and the Rosario mine decline is developed in this intrusive. Exposures in the Rosario decline are consistent with the dioritic intrusion(s) being present at least in part as sills conformable to the volcanic stratigraphy.

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Figure 9.8. Unaltered, dark grey, plagioclase phenocrystic, magnetic andesitic dike or sill intruding pervasively bleached, clay-sericite altered volcanic at waypoint 10.

Figure 9.9. Fine grained magnetic plagioclase phenocrystic sill cutting intrusive breccias and forming dip slope at waypoint 072.

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Figure 9.10. Fine grained, weakly porphyritic, plagioclase phenocrystic, dioritic intrusive with xenolith of grey limestone, waypoint 6.

Figure 9.11. Near vertical contact between fine grained, equigranular, dioritic intrusive and andesitic volcanic, waypoint 88.

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Figure 9.12. Sharp intrusive contact between coarse grained, plagioclase phenocrystic, porphyritic phaneritic diorite and country rock andesites, waypoint 110.

Figure 9.13. Detail of porphyry intrusion contact with country rock andesites at waypoint 110.

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Figure 9.14. Fine grained andesitic dike in apparent crosscutting relationship with coarse grained, plagioclase phenocrystic, porphyritic-phaneritic, dioritic intrusive, waypoint 23.

9.2.3   Breccias

Outcrops of matrix-supported, rounded to subangular breccias comprised of dioritic clasts in a dioritic matrix are interpreted as intrusive breccias associated with emplacement of diorite (Figures 9.15, 9.16, 9.17, 9.18, and 9.19) . Breccias with similar texture that exhibit pervasive hydrothermal alteration of both clasts and matrix may represent altered intrusive breccias or may be hydrothermal breccias cutting diorite (Figure 9.20) . These breccias are often associated with mineralization as discussed in Item 11 of this report.

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Figure 9.15. Intrusive breccia exposed in Rosario decline comprised of large angular dioritic clasts in fine grained dioritic (?) intrusive matrix. Note white color of clast caused by pervasive albitization, with similar intense alteration absent from matrix.

Figure 9.16. Detail of contact between clast and matrix, intrusive breccias exposed in Rosario decline.

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Figure 9.17. Intrusive breccias, diorite composition, waypoint 60.

Figure 9.18. Intrusive breccias, diorite composition, waypoint 32.

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Figure 9.19. Extremely coarse, mega-clastic breccias exposed in pit highwall waypoint 32.

Figure 9.20. Angular clast supported breccia exposed in Rosario mine decline. Pervasively albite altered. Interpreted as hydrothermal breccia.

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9.2.4   Structure

A lack of distinctive mappable marker units precludes inference of large scale structures by offsets, termination, or repeats of outcrop patterns. Numerous NA265 to 315 striking, steeply SW dipping to vertical, fault planes were noted in mine workings and prospects throughout the project area, and in one case a mapped fault correlates with a linear feature observable on satellite images with an apparent strike length of greater than 600m, however in most cases faults observed cannot be confidently projected beyond the immediate area of exposure. The inferred northeast striking fault shown on Figure 9.2 is not directly observed but is inferred on the basis of the linear termination of outcrops of intrusive and breccias. High angle, sheeted fractures and joints were observed at every azimuth and at the level of reconnaissance mapping completed thus far, no dominant structural fabric is apparent.

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10 DEPOSIT TYPES

The exploration target recognized at the project is an intrusive related Cu-Au deposit, with ore metal distribution controlled by both lithology and structure. The Rosario mineralized system shares some common traits with IOCG (iron oxide copper gold) deposits including an association with Na-metasomatism and ore mineralogy dominated by chalcopyrite, and the deposit is located within a productive IOCG mineral belt, however hypogene specularite and/or magnetite, which are an essential component of IOCG deposits, were not observed to be present. The Rosario deposit has traits in common with Chilean manto type copper deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions, and albitic alteration, however the Rosario system’s elevated gold content contrasts sharply with typical Chilean manto deposits that are gold deficient, Cu-Ag systems. The Rosario system is classified by the author as intrusive related, but not a porphyry system. Rosario lacks phyllic (quartz-sericite-pyrite) alteration zones, potassic alteration zones, and stockwork veinlets, all of which are characteristic of porphyry systems.

Three partially overlapping mineralized environments are present at the prospect, and all are interpreted to be genetically related:

1.	Manto copper deposits, in which the host rocks are andesitic volcanic strata and primary copper sulfide mineralization is present in conformable stratiform zones.
2.	Intrusive and breccia hosted copper deposits, in which the host rock is dioritic intrusion and/or related breccias.
3.	Structurally controlled copper deposits, in which distribution of copper mineralization is related to high angle faults and structural zones.

Any one or all three mineralization styles may be present at a particular target area. High angle structures may control the distribution of mantos, with mantos preferentially developed adjacent to them, and the structures may also influence emplacement of intrusions, intrusive breccias, and hydrothermal breccias, thus the intrusive and breccia related Cu occurrences may be cospatial with or independent of manto and high angle mineralized zones.

The Rosario system exhibits some similarities to both Chilean manto and IOCG deposits. Some of the economically important examples of these ore deposit types are discussed herein. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Rosario property.

Chilean manto deposits are stratigraphically controlled, andesite hosted Cu deposits, and have been an economically significant ore type in Chile. The mineralized mantos are tabular zones developed in favorable volcanic strata, and the mantos are developed adjacent to high angle mineralized structural zones. High angle hydrothermal breccias are often important hosts of mineralization, thus the manto deposits encompass tabular stratiform orebodies; discordant, vein type near vertical orebodies; and high angle discordant pipe-shaped or chimney deposits hosted by breccias. Two important metallogenic environments host manto deposits in Chile, the Jurassic La Negra Formation in the Coastal Cordillera in Region II, and the Early Cretaceous volcanic belt in between Region III and Santiago. The most important mines developed on manto orebodies include Mantos Blancos, hosted by andesites of the La Negra Formation, with production, resources, and reserves of 500Mt @ 1.0% Cu (Ramirez et al., 2006) and El Soldado, hosted in Cretaceous volcanic rocks of the Lo Prado Formation, with production and reserves of 130Mt @ 1.5% Cu (Boric et al, 2002). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Rosario property.

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Chilean IOCG deposits share some chemical and morphological characteristics in common with manto deposits. In IOCG deposits andesitic volcanic strata are often important ore hosts and stratiform tabular mineralized zones may be developed adjacent to high angle mineralized structures. The IOCG ores typically contain economic quantities of both copper and gold. Hypogene specularite and/or magnetite form a significant part of the gangue mineral assemblage, and in some cases are present in sufficient concentrations that the deposits constitute iron ore. The Punta del Cobre deposit mine located 22km north-northwest of Rosario, is hosted by Late Jurassic-Early Cretaceous andesites and exhibits both high angle structural and stratigraphic controls to copper mineralization. It has been classified as an IOCG deposit (Sillitoe, 2003). Current production is approximately 10,000 tonnes per day of ore grading 1% copper (personal communication by Pucobre staff during site visit) and the mine has reported cumulative production and reserves of approximately 120Mt grading > 1% Cu and approximately 0.5 gpt Au (Marschik and Fontbote, 2001). The Candelaria copper mine is located 21km northwest of Rosario and is also considered an IOCG deposit (Sillitoe, 2003). A significant portion of ore is hosted in andesites of the Cretaceous Punta del Cobre Formation as 10 to 50m thick mantos controlled at least in part by the contact of the andesites and overlying volcaniclastic sedimentary rocks. Chalcopyrite is the only significant copper ore mineral (Ryan et al., 1996). Initial mining reserves were reported as 366Mt grading 1.08% Cu and 0.26 gpt Au (Ryan et al., 1996). The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Rosario property.

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11 MINERALIZATION

11.1   General

Numerous copper occurrences and zones of hydrothermal alteration are exposed in outcrop, small active mines, and exploration workings throughout a 3km2 area centered upon the Rosario property. Host rocks to copper mineralization include andesitic volcanic strata, andesitic porphyritic intrusions, dioritic intrusions, and intrusive and/or hydrothermal breccias. Both high angle structural and low angle stratigraphic controls are observed. Mineralized zones are characterized by alteration mineral assemblages which include albite, tourmaline, actinolite/tremolite, sericite, clay minerals, and sphene(?). The mineralized area that has been the focus of exploration and exploitation is within the Rosario concession. Other mines and exploration workings in the district include the Simonetta, Rosario, Trillador, Carmen, Tamara, and SOESMI concessions. All are part of a single large mineralizing system and share some characteristics in common, but some differences are also observed between the different areas, as described in this report. Although not all district copper showings are included in the Rosario project, the geologic observations made at these other showings have relevance to the interpretation of the geology of the Rosario project thus they are herein discussed. All of the prospects and small mines were developed on zones of outcropping copper mineralization comprised of copper carbonates, sulfates, silicates, and halides, principally malachite, chrysocolla, and chalcanthite, with or without accompanying atacamite. For simplicity of use, this supergene mineral assemblage, formed by the oxidation of primary copper sulfide minerals, will hereafter be referred to as “oxide copper” or “copper oxide” mineralization. Primary copper sulfides are present at depths of 2 to 20 meters below the present topographic surface. The most important mines and showings visited by the author are herein described.

11.2   Active Mines and Exploration Areas within Rosario Project

11.2.1 Rosario Area

11.2.1.1        Rosario Decline

The Rosario mine is the principal producer in the district. Minera Barahona is currently mining 2,000 tonnes per month of sulfide copper ores grading ~2 % Cu and 0.8 gpt Au. Ores are sold to the ENAMI plant in Copiapó. Initial production was from small pits and surface cuts developed directly on outcropping zones of oxide copper mineralization but current production is exclusively of sulfide ores mined via underground methods and accessed by a spiral decline. The Rosario mine, like all mines in the district, does not have any defined mining reserves or mineral resources. The mine operates by direct mining of mineralized zones exposed in surface outcrop, and in the case of the Rosario decline, mining has continued to depths beyond those attainable in open cuts by development of an underground mine accessed by a spiral decline.

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At the Rosario underground mine, primary copper mineralization is hosted by a fine grained, equigranular dioritic intrusion and related intrusive and or hydrothermal breccias. The intrusive is present as both conformable sills and as discordant small plugs or stocks. The mineralized area is characterized by albite alteration, which locally is pervasive and intense, of both the intrusion and the host volcanic strata (Figures 11.1 and 11.2), often accompanied by tourmaline in the form of fine grained disseminated black grains, and by chlorite and actinolite/tremolite replacement of  mafics. Elevated Na2O contents of as much as 10.5% (7.8% on an elemental Na basis) indicate the altered rocks were affected by Na metasomatism (Appendix A). Both mineralized and unmineralized intrusive are albite and tourmaline altered (Figure 11.3) . A fine grained, translucent, pale yellow green mineral with adamantine luster is present as disseminations in intensely albitized rock and has been tentatively identified as sphene, and comprises a minor component of the alteration mineral assemblage. In breccias zones both clasts and matrix are tourmalinized. It is not clear if these breccias are altered intrusive breccias or hydrothermal breccias. The albite alteration zone lies within a broader zone of pervasive hydrothermal alteration which is expressed as bleaching and clay-sericite alteration of the host rocks, locally accompanied by primary sulfides that form Fe-oxide color anomalies in weathered exposures.

Figure 11.1. Pervasive albitization following volcanic stratigraphy exposed in Rosario decline. White albitized unit has same orientation as host volcanic and upper contact of albitized zone is an alteration front. Sample ROS-009 was collected from this zone and yielded 37 ppm Cu and 0.001gpt and elevated Na2O content of 10.5%, indicative of Na metasomatism.

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Figure 11.2. Detail of alteration front of pervasive albitization affecting andesitic volcanic.

Figure 11.3. Albite-tourmaline alteration of mineralized and sterile dioritic intrusion. Rusty oxidized zone hosts disseminated chalcopyrite and is in sharp contact with white unmineralized altered diorite.

The morphology of the mineralized zones is undetermined. Stopes on the ore are unordered and indicate no preferred orientation, which is consistent with observations made at the mine, where high grade mineralized diorite was observed in razor sharp but irregular contact with altered but unmineralized diorite (Figure 11.4) . Mineralized breccias also exhibit razor sharp irregular contacts with the host diorite (Figures 11.5, 11.6, and 11.7) . Mined zones exposed are as much as 20m high with horizontal dimensions measured in the tens of meters. Since September of 2007, Minera Barahona has produced over 15,000 tonnes of sulfide ores from the Rosario decline with average grade of 2.05% Cu and 0.79 gpt Au (Appendix B). Ores have been exploited over a vertical interval of greater than 40m. The author's independent sampling yielded 0.86% Cu and 0.23 gpt Au at the deepest level of the Rosario decline (Figure 11.8, sample ROS-001, Table 16.1, and Appendix A), indicating that mineralization continues to at least the deepest level currently developed.

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Figure 11.4. Sharp contact (dashed red line) between mineralized and unmineralized diorite exposed in Rosario pit. White rock is albitized unmineralized diorite, rusty weathering rock with some copper staining is mineralized diorite containing several percent disseminated chalcopyrite.

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Figure 11.5. Razor sharp irregular contact between mineralized breccia and unmineralized but intensely altered diorite, upper adit, Rosario mine. Sample ROS-012 is of unmineralized diorite from this pillar and assayed 0.10 % Cu and 0.29 gpt Au whereas sample ROS-013 collected from the underlying mineralized breccia assayed 4.36% Cu and 1.01 gpt Au.

Figure 11.6. Detail of contact between mineralized breccias and diorite, upper adit near portal, Rosario mine.

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Figure 11.7. Detail of mineralized angular breccias, upper workings portal, Rosario mine. Sample ROS-013 was collected from the breccia at this site and assayed 4.36% Cu and 1.01 gpt Au.

The ore mineral assemblage consists of chalcopyrite with or without subordinate bornite. Pyrite is sparsely present as a gangue mineral. The chalcopyrite, and bornite when present, occur as fine grains evenly disseminated throughout the host rock. Veinlets of any scale are absent, and no fracture or microfracture control was observed. In some cases the copper sulfides were clearly observed to be replacing chloritized mafic minerals. Molybdenum minerals were not observed in hand specimens, but molybdenum is present in the Cu-Au mineralized zones in amounts of as much as 0.04%, suggesting the presence of molybdenite. Multielement geochemical data for ore and altered wallrock samples is presented as Appendix A and sample descriptions are included in Table 16.1.

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SE
NW
1400 m
1390 m
1380 m
1370 m
1360 m
1350 m
OPEN CUT DEVELOPED
ON OXIDE ORES
DECLINE INTO SULFIDE ORES
ROS-005
2.28%
ROS-004
0.98%
ROS-011
0.67%
ROS-003
0.04%
ROS-002
1.32%
ROS-010
1.52%
ROS-007
0.01%
ROS-009
0.00%
ROS-008
0.00%
ROS-001
0.86%
Bridgeport Ventures Inc.
ROSARIO PROJECT
Region III, Chile
CROSS SECTION THROUGH
ROSARIO MINE DECLINE
Looking SW
Date: November 2009
Scale: Graphic
Resource Geosciences de México SA de CV
Rock Chip
ROS-001 Sample Number
0.86% Cu in %
NOTE:
Elevations refer to mine survey,
NOT WGS84 Topographic Map
GRAPHIC SCALE
0
10
20
metres

Figure 11.8. Cross section through Rosario mine decline.

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11.2.1.2        Manto Pit

The manto pit is located 850m west-southwest of the Rosario decline and was developed as a series of open cuts on oxidized zones of primary sulfide copper mineralization. The oxidized mineral assemblage consists of malachite, chrysocolla, chalcanthite, and possibly atacamite. In contrast to the Rosario decline, the main host rock appears to be the southeast dipping andesitic volcanic strata, although the intense alteration may be masking the presence of conformable sills of similar composition. The deepest portions of the surface cuts expose primary sulfide mineralization, present as disseminated chalcopyrite in the andesitic volcanic host. A two meter vertical representative sample, ROS-014, was collected across the lowermost exposed portion of the zone where it hosts disseminated chalcopyrite. Sample ROS-014 yielded 1.79% Cu and 0.01 gpt Au. The mineralized zone appears to follow the primary volcanic stratigraphy and dips 45o to the southeast (Figure 11.9), and is coincident with a planar fault zone interpreted to be a result of bedding plane slip. As exposed in the surface cuts, the mineralized zone is 12m thick, and possible greater, but mineralization intensity varies across the exposed thickness. The mineralized zone lies within an extensive zone of pervasive hydrothermal alteration manifested by bleaching and clay-sericite alteration of the andesitic volcanics, accompanied by pyritization of the footwall to the mineralized zone, which is well expressed as an Fe-oxide color anomaly at surface. Some of the pyritic zone appears to be composed of a pyritic dioritic sill intruded into the andesite sequence. Copper oxide showings in pervasively bleached and sericite-clay altered volcanics located northeast of the main manto pit are interpreted to be part of the same mineralized zone, and if so, indicate a mineralized strike length of 175m. Sample ROS-015, a 2m representative sample over a 4m2 area, was collected from an open cut on a copper showing northeast of the Manto pit, and yielded 3.85% Cu and 0.08 gpt Au. Copper oxide showings beyond the hill crest east of the manto pits indicate that at least a 115m stratigraphic thickness of the andesites has at least been locally mineralized, assuming that the dip projection of the volcanic strata is constant to the southeast and that no structural offsets are present between the copper showings.

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Figure 11.9. Stratiform conformable mineralized zone exposed in Manto zone, dipping 45 degrees southeast.

11.2.1.3        Tamara

Copper mines and prospects visited in the Tamara concession are hosted in coarse grained, plagioclase phenocrystic, porphyritic rocks, some of which are porphyritic–phaneritic and appear to be intrusive, whereas others are porphyritic-aphanitic and may be extrusive or of shallow subvolcanic origin (Figure 11.10) . Copper mineralization is also present in andesitic volcanics near the contact with the porphyritic unit. In contrast to other mineralized occurrences in the area, at Tamara a clear structural control is observed for some mineralized zones. A north-northeast striking vertical fracture zone controls copper mineralization over at least a 200m strike length as exposed in various workings and prospects in the northern portion of the concession (Figure 11.11) . The northeast structure is interpreted to control the distribution of primary copper sulfides, but oxidation of them results in malachite and chrysocolla occurring as coatings on fractures of diverse orientations, a reflection of local small scale remobilization and precipitation of copper. Primary copper sulfide mineralization is exposed in both the coarse porphyritic unit and host rock andesite where it occurs as disseminations in the course porphyry and as vug filling clots in the andesite (Figure 11.12) . A poorly defined breccia texture is developed in the andesite, possible a result of autoclastic brecciation at a flow top, or possibly a result of variable pervasive bleaching and albitization of the host rock (Figure 11.13) . The contact between the coarse grained porphyry and the underlying andesite is conformable with the regional dip of the volcanic strata, and this porphyry may be an extrusive volcanic (Figure 11.14) . The copper mineralized zone follows the contact and the volcanic stratigraphy.

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Figure 11.10. Coarse grained, plagioclase phenocrystic, porphyritic-phaneritic, dioritic intrusive exposed in surface cut at waypoint 27.

Figure 11.11. Looking NA020 down strike of 80SE dipping planar fractures that control trend of small mines and prospects in oxidized copper mineralization, at waypoint 107. Note that

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high angle NE fractures control distribution of copper showings, but at any particular prospect copper mineralization is present as coatings on fractures of diverse orientations.

Figure 11.12. Vug filling clots of chalcopyrite in andesite breccias, possibly an autoclastic flow top breccia, at waypoint 25.

Figure 11.13. Breccia texture in mineralized andesite at waypoint 25.

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Figure 11.14. Gently southeast dipping contact between coarse grained porphyry and underlying andesite. Note stoping is concentrated in the underlying andesite, but both units are copper mineralized.

11.2.1.4        Other Copper Occurrences

Numerous small cuts and prospects are developed on oxide copper showings throughout the Rosario claim. In most cases, no clear structural or stratigraphic control to copper distribution is noted. In most prospects, copper oxides are present as fracture coatings and as pervasive stains or impregnations. The former result from precipitation of transported copper and the host rock to the fracture coating copper oxides may not have been a host to primary mineralization, however the pervasive impregnations of copper oxides clearly correlate with the former presence of disseminated copper sulfide and result from in-situ oxidation.

11.3   Related Mines and Prospects Outside of Rosario Project

11.3.1 Simonetta

The Simonetta area is adjacent to and east of the Rosario area. The diorite intrusion and intense alteration observed at Rosario extends onto the Simonetta ground where tourmalinization and pervasive bleaching of diorite and andesite country rock was observed (Figures 9.2 and Figure 11.15) . Exploration of surface copper showings with a tracked excavator has revealed both irregular zones of oxidized copper mineralization and zones of primary chalcopyrite at shallow depths. The control of copper distribution is unclear. Transported supergene copper mineralization occurs as coatings on fractures and fault planes of diverse orientations, but these structures appear to be local controls of transported copper and do not necessarily reflect the controls of the hypogene copper sulfide distribution.

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Figure 11.15. Tourmalinized andesitic volcanic exposed in outcrop on Simonetta claim. Irregular black tourmaline replacement of host rock yield a mottled, pseudo-breccia appearance.

During field review of the Simonetta area the author noted an uncapped and uncased abandoned drillhole, apparently an exploration drillhole targeting a zone of copper oxide mineralization exposed in a small surface cut. The entity responsible for this drilling and the results are unknown to the author.

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11.3.2 Carmen

The Carmen workings are hosted within a large area of bleached, sericite-clay altered andesitic volcanic and are developed in zones of fracture coating and pervasive malachite-chrysocolla mineralization. A lessee is currently producing oxide copper ores from small pits. A tunnel of greater than 100 m length exposes primary sulfide mineralization comprised of disseminated chalcopyrite hosted in albitized andesite and/or a fine grained dioritic intrusion.

11.3.3 Trillador

The claimant of the Trillador concession is currently producing oxidized copper ores from small surface cuts and pits at the property. The largest pit is developed entirely within a coarse grained, plagioclase phenocrystic, porphyritic-phaneritic, dioritic intrusive which is pervasively malachite stained and impregnated, consistent with in-situ oxidation of primary chalcopyrite. Other workings are developed in dark, fine grained, magnetic, plagioclase phenocrystic, weakly porphyritic andesite where malachite and chrysocolla coat fractures. Primary copper sulfide mineralization is exposed in a decline developed in an arroyo in the north portion of the claim, where it exposes fine grained, magnetic, plagioclase phenocrystic, weakly porphyritic andesite containing disseminated course clots of chalcopyrite. The control on the chalcopyrite distribution is not evident. The claimant reports that shallow drilling by ENAMI within some of the oxide pits intersected primary sulfide mineralization at depths of less than 15 meters. Neither drillcore, nor original drill logs nor original assay certificates were available for review and the reported intercepts have not been verified. During field review of the Trillador concession Gray noted several drillhole collar monuments within a small open pit.

11.3.4 SOESMI

The SOESMI claims cover the westernmost known copper occurrences in the district. As at the adjacent Tamara concession, the coarse grained plagioclase phenocrystic porphyry is an important host of copper mineralization at SOESMI. Numerous surface cuts and pits are developed in zones where copper oxides are abundant. In some cases the copper oxides are present only as fracture coatings and the host rock is not significantly altered nor does it show evidence of ever having hosted primary sulfide. In these cases the oxide copper is interpreted to be purely exotic transported copper (Figure 11.16) . In cases where the host rock is pervasively and penetratively stained by copper oxides, in-situ oxidation of primary copper sulfides is implied.

Precipitation of supergene copper oxides was at least in part controlled by lithology. In several instances gaudy fracture coatings of copper oxides are entirely restricted to fractures in fine grained andesitic dikes that crosscut the coarse grained plagioclase porphyry. Fractures are copper oxide encrusted when in the fine grained andesite but barren when in porphyry (Figure 11.17) . Xenoliths of andesite within the porphyry exhibit the same control on copper oxide precipitation. In these cases it is clear that the observed copper oxides are not the result of in situ oxidation of copper sulfide minerals and the source of the copper is unknown.

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The claimant of the SOESMI concessions reported that Sociedad Punta del Cobre (Pucobre) optioned and explored the SOESMI concessions in 2009 and drilled 10 shallow diamond core holes totaling 916m, in and around the surface pits. The claimant of the SOESMI concession provided to the author a photocopy of a report that he stated was delivered to him by Pucobre at the termination of their drill program on the property. The most significant result reported was a 12m intercept of sulfide mineralization containing 4.98% Cu from 76 to 88m depth in a vertical drillhole. Neither drill logs, drill core, nor original assay certificates for this hole were available for review and this reported intercept has not been verified. The results reported by the SOESMI claimant should be regarded as historical in nature, are not CSA NI43-101 compliant, and should not be used for economic assessments of the project. During field review of the SOESMI concession Gray noted in the field 10 drillhole collars and monuments whose locations are the same as those listed in the

Figure 11.16. Copper oxides present as exotic, transported copper precipitated as fracture coatings, Rajo Norte pit, SOESMI concession.

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Figure 11.17. Selective deposition of copper oxides controlled by lithology. Fractures in fine grained andesite dike selectively coated with copper oxides, SOESMI concession, working at waypoint 19.

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12 EXPLORATION

12.1   General

Exploration completed to date at the project consists predominantly of direct mining of exposed mineralized zones by the mining concession owners or lessees. The claimants of the district utilize tracked excavators and bulldozers to expose bedrock in areas where copper oxide staining is observed at surface.

Shallow exploration drillholes are reported to have been completed within or immediately adjacent to some of the small oxide copper pits at both the SOESMI and Trillador properties as described in Items 8, 11.3.1, 11.3.3, and 11.3.4 of this report. Neither Bridgeport, RGM, or Gray have access to original data for these drill campaigns.

During his reconnaissance, Gray observed in the field IP electrode stations at the Simonetta and Rosario concessions. The owner of the Rosario concession reported that Freeport completed IP studies in the area prior to making an unsuccessful offer to option the Rosario project, but the results of this survey are not available to the author or the claim owners.

Bridgeport Ventures exploration of the property commenced in October 2009 when M Gray conducted reconnaissance studies of the district geology and the operating mines.

12.2   Geologic Mapping and Geochemical/Mineralogical Sampling

Reconnaissance mapping was completed over a 6 day period in October 2009, using 1:50,000 scale topographic maps and public domain satellite images as a mapping base. A Garmin GPS Map60CSX was used for survey control. All known small mines and significant copper showings in the district were reviewed, but efforts were concentrated on the Rosario concession group.

Concurrent with the reconnaissance mapping, M Gray collected representative rock chip samples of specific mineralized and hydrothermally altered zones. Sample descriptions and analytical results for ore metals are presented in Item 15 of this report and complete multielement assay data is included as Appendix A. The objective of the sampling was to determine the metal contents of particular alteration mineral associations and to verify the ranges of metal contents present in the orebodies being exploited at the Rosario mine.

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13 DRILLING

No drilling campaigns have been conducted on the property by Bridgeport Ventures.

Previous operators are reported to have conducted exploration drilling in the SOESMI, Trillador, and Simonetta concessions, as discussed in Item 8, 11.3.1, 11.3.3, and 11.3.4 of this report. Drillcore, original drillhole logs, and original assay certificates for these historical drill programs are not available to the author nor to Bridgeport Ventures.

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14 SAMPLING METHOD AND APPROACH

14.1   Sampling Method, Nature, and Spacing

14.1.1 Surface Rock Chip Samples

Concurrent with reconnaissance review of the main Rosario sulfide and oxide workings, M Gray collected representative rock chip samples of distinct mineralized and altered zones. Samples were collected from rock exposed in underground mine workings and open cuts. The objective of the sampling was to determine copper contents and geochemical characteristics of particular zones of interest, and to verify the produced grades reported by the underlying claimant of the Rosario concessions. All samples were collected by the author, and remained exclusively in the possession of the author until such time that they were sent by courier to the ALS Chemex laboratory in La Serena, Chile.

Samples collected were representative grab samples, 1.5 to 2m in length, oriented perpendicular to the structural fabric of the feature of interest being sampled. All samples were collected by hand, using hardened steel geological hammers. Samples were placed in plastic sample bags and sealed. Sample weights varied from 1.5 to 2.0 kg. Sample spacing was variable, and was a function of exposure of mineralized or altered rock. Sample locations were marked in the field on the outcrop or mine working face. Sample descriptions, location data, and multi-element assay data were captured in digital format and assay certificates are included as Appendix A of this report.

14.2   Recovery Factors

No factors were identified that materially impact the accuracy or reliability of the sample results. Surface rock chip samples were collected manually and recovery was 100%.

14.3   Sample Quality and Representativity

In the opinion of the author, samples collected are of high quality and representative of the mineralized areas being evaluated.

Surface sample locations were selected to be representative of the geologic feature being investigated. Representative sample was collected by chipping and collecting rock along a line perpendicular to the orientation of the structure or feature being sampled. Industry standard methods and best professional judgment were used in collection of the rock chip samples, however, by nature, manually collected rock chip samples are of lesser quality than mechanically collected continuous samples (i.e. cored or cut samples). The surface rock chip samples are of sufficient quality and confidence to be used for preliminary assessments of the project’s mineral potential

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but were not designed to provide detailed or reliable information of true mineralized dimensions and grades.

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15 SAMPLE PREPARATION, ANALYSES, AND SECURITY

It is the author’s opinion that sample preparation, security, and analytical procedures used were adequate to insure the integrity and reliability of the sample data base.

15.1   Personnel

Surface and underground rock chip samples were collected exclusively by Matthew Gray. Employees, officers, directors, or associates of Bridgeport were not involved in sample collection or preparation.

15.2   Bridgeport Resources Sampling Program

15.2.1 Sample Security/Chain of Custody

Geologic descriptions of the sample, including nature of the sample, length of sample, lithology, alteration, and mineralization, were captured in geologic field books. Samples were sealed in plastic sample bags with zip closures. Samples were stored in the author’s locked vehicle until such time that they were delivered directly by the author to a commercial cargo carrier for shipment to the ALS Chemex laboratory in La Serena, Chile.

15.2.2 Sample Preparation by ALS Chemex

Analytical work was performed by ALS Chemex, an ISO 9001:2000 certified international provider of analytical services to mining and exploration companies. Sample preparation and analyses was conducted at the ALS Chemex facility in La Serena (Coquimbo), Chile.

ALS Chemex reports the following preparation method: Each sample was dried and the entire sample was crushed to better than 70% passing a 2 mm (Tyler 10 mesh) screen. Using a riffle splitter, a split of up to 250 grams was taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.

15.2.3 Analytical Techniques used by ALS Chemex

Gold content was first analyzed utilizing standard fire assay fusion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICPAES – ALS Chemex procedure Au ICP21), with a detection limit of 0.001 ppm and upper limit of 10 ppm.

All other elements listed below were analyzed utilizing four acid digestion ( HF-HNO3-HClO4 acid digestion and HCl leach) and Inductively Coupled Plasma -Atomic Emission Spectroscopy methods (ALS Chemex procedure ME-ICP61). The method and the detection and upper limits for each element are described in Table 15.1 below.

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Table 15.1. Element concentrations analyzed and analytical limits.

			Detection	Upper
	Element	Symbol	Limit	Limit

	Aluminum	Al	0.01%	25%
	Antimony	Sb	5 ppm	1%
	Arsenic	As	5 ppm	1%
*	Barium	Ba	10 ppm	1%
	Beryllium	Be	0.5 ppm	0.01%
	Bismuth	Bi	2 ppm	1%
	Cadmium	Cd	0.5 ppm	0.05%
	Calcium	Ca	0.01%	25%
*	Chromium	Cr	1 ppm	1%
	Cobalt	Co	1 ppm	1%
	Copper	Cu	1 ppm	1%
	Iron	Fe	0.01%	25%
	Lead	Pb	2 ppm	1%
	Magnesium	Mg	0.01%	15%
	Manganese	Mn	5 ppm	1%
	Molybdenum	Mo	1 ppm	1%
	Nickel	Ni	1 ppm	1%
	Phosphorus	P	10 ppm	1%
	Potassium	K	0.01%	10%
	Silver	Ag	0.5 ppm	0.01%
	Sodium	Na	0.01%	10%
	Strontium	Sr	1 ppm	1%
	Sulfur	S	0.01%	10%
*	Titanium	Ti	0.01%	10%
*	Tungsten	W	10 ppm	1%
	Vanadium	V	1 ppm	1%
	Zinc	Zn	2 ppm	1%

*Elements for which the digestion is possibly incomplete.

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16 DATA VERIFICATION

16.1   Prior Exploration Campaigns

No data is available from exploration programs conducted prior to Bridgeport’s involvement with the project, except for a photocopy of a report attributed to Pucobre summarizing drilling at the SOESMI claims as discussed in Item 8 of this report. The Pucobre drill collar monuments were located and confirmed in the field, but the drillcore was not available for review or re-assay thus assay data for the drillholes was not confirmed and the results reported by the SOESMI claimant should be regarded as historical in nature, are not CSA NI43-101 compliant, and should not be used for economic assessments of the project.

Bridgeport has not yet commenced an exploration program at the project beyond the work completed as part of this Technical Report, thus there is no prior data to be verified.

16.2   Production Data

Mineria y Transporte Barahona provided copies of ENAMI ore purchase receipts documenting production and grade of material shipped from the Rosario mine to the ENAMI mill in Copiapó. The author reviewed the ENAMI sales receipts which confirmed that Barahona’s verbal representations of production sulfide ores at grades of~2%Cu and >0.5 gpt Au were accurate. The receipts indicate that in the 31 month period from December 2006 to June 2009, Minera Barahona produced:

-	59,328 tonnes of oxide ores with average grade of 1.52% Cu
-	15,110 tonnes of sulfide ores with average grade of 2.05% Cu, 3.3 gpt Ag, and 0.79 gpt Au

A tabulation of reported ore sales to ENAMI is included as Appendix B of this report. The average production rate of both oxide and sulfide ores, over the 31 month period was 2,401 tonnes per month, and the first semester 2009 production rate of sulfide ores was 1,920 tonnes per month. The author was present to observe the daily production from the Rosario decline during the period spent on site in October 2009 (Figure 16.1) and a random grab of ore being shipped to ENAMI on 5 October was collected for assay, sample ROS-006. This sampled assayed 3.39% Cu and 0.78 gpt Au, consistent with the representations made by Barahona. The author collected 15 samples from the Rosario mine workings, both underground and surface cuts, as detailed in Table 16.1 and Appendix A of this report. Samples collected from ore zones currently being mined or previously mined yielded copper contents of 0.67 to 4.36% Cu with gold contents ranging from 0.30 to 1.01 gpt Au, consistent with the grades indicated on the ENAMI sales receipts.

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Figure 16.1. Loading of sulfide ore from Rosario mine for shipment to ENAMI.

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Table 16.1. Descriptions and assays, samples collected from Rosario concession.

Sample	Location	Description	Cu %	Au ppm	Ag ppm
ROS-001	Rosario mine, 1.5m vertical sample of rib	Variably altered plagioclase phenocrystic rock, in some specimens wetted surface reveals texture of fine grained plagioclase in dark aphanitic groundmass, in others plagioclase outlines are barely discernable and rock is light grey, creamy textured and indurated but not silicified. Under hand lens some samples appear to be made of coalescing blebs of white plagioclase - albite alteration? Rock contains several percent very fine grained disseminated chalcopyrite and lesser pyrite.	0.86	0.23	0.6
ROS-002	Rosario mine, 1.5m vertical sample of rib	Light green-grey, fine-medium grained equigranular rock, not magnetic, looks like composed dominantly of granular white intergrown plagioclase with abundant very fine grained black flecks (tourmaline?). Indurated but not silicified - albite alteration? Matrix supported, rounded, monolithic breccia texture - intrusive breccia? Contained a few percent disseminated very fine grained chalcopyrite and lesser pyrite.	1.32	0.67	<0.5
ROS-003	Rosario mine, 2 m vertical sample of rib	Medium grey, fine grained plagioclase phyric volcanic rock, can only occasionally discern a plagioclase outline in a dense grey groundmass, locally slightly siliceous. Texturally destructive pervasive alteration to a massive dense creamy rock, elsewhere to a granular texture of white plagioclase intergrowths with creamy dense texture. Where plagioclase laths are visible they are fine to medium grained. Chloritic flecks throughout the rock, very fine grained. Contains pyrite and lesser chalcopyrite as very fine grained disseminations, looks like no more than 1% chalcopyrite - most sulfide appears to be pyrite. On wetted surface some samples have a fine grained felted diorite texture, similar to diorite seen at surface. Not magnetic.	0.04	0.01	<0.5
ROS-004	Rosario mine, 2 m vertical sample of rib	Silicified sulfidic pervasively altered rock comprised of dense creamy light grey to pale reddish grey silica with abundant disseminated very fine grained chalcopyrite and lesser pyrite, several percent total sulfide. Disseminated chloritic flecks. Locally a granular texture and in some pieces plagioclase ghost outlines discernable probable protolith was an intrusive or porphyritic volcanic.	0.98	0.30	<0.5
ROS-005	Rosario mine, 2 m representative vertical sample of rib	Medium grey to white pervasively altered rock, looks like it had a fine grained equigranular texture that now is mostly obliterated and rock composed of light colored, dense creamy to granular material, scratches with blade but is quite hard - pervasive albite alteration? Contains several percent disseminated black and chloritic flecks and several percent fine grained disseminated chalcopyrite and minor pyrite. Protolith probably an intrusive or volcanic.	2.28	0.86	<0.5
ROS-006	Rosario mine, stockpile grab	Grab of stockpiled ore being sent to ENAMI on 2009 Oct 5. White, plagioclase rich, fine grained equigranular rock composed of granular and coalescing white plagioclase (no distinct laths or phenocrysts) with abundant fine grained dark flecks, locally columnar appearance - tourmaline? Contains several percent platy disseminated chalcopyrite. Rock is not silicified. Intensely altered intrusive?	3.39	0.78	<0.5
ROS-007	Rosario mine, 1.5m vertical sample of rib	Medium grey to almost white, pervasively altered but unmineralized rock composed of creamy dense light grey siliceous groundmass with occasional glassy striated plagioclase cleavage faces visible. NO mafics. Contains disseminated epidote and lesser chlorite. Some very fine grained adamantine crystals of sphene (? do not see clear crystal shape to confirm, possibly is apatite o garnet?). No sulfides observed.	0.01	0.00	<0.5
ROS-008	Rosario mine, 1.5m vertical sample of rib	Medium grey, fine to medium grained crowded andesite porphyry, >50% phenocrysts of fine to medium grained white plagioclase euhedra in dark purple, grey, and green groundmass with scattered epidote and chlorite altered mafics (hornblende?). No sulfide noted. Possible very minor pervasive silicification. Rare hairline silica microveinlets with epidote selvages.	0.00	0.00	<0.5
ROS-009	Rosario mine, 1.5m vertical sample of rib	White, fine to medium grained, pervasively altered equigranular intrusive. Massive white granular feldspar with evenly distributed dark green and light green altered mafics (hornblende?) and rare fine grained sphene (?). No sulfide. No preserved mafics. Minor pervasive silicification. Albite alteration?	0.00	0.00	<0.5
ROS-010	Rosario mine, 1.5m vertical sample of rib	Pervasively altered, fine to medium grained equigranular intrusive, with texture similar to ROS_009 but with several percent disseminated platy chalcopyrite and lesser pyrite. Locally with pervasive tourmalinization consisting of clots and disseminations of very fine grained black mineral, locally columnar, tentatively identified as tourmaline. NO relict mafic present but some scattered chloritic flecks may be after mafics. Rock is indurated but not silicified.	1.52	0.56	<0.5
ROS-011	Rosario mine, grab of stope walls, collected over 20m combined horizontal length	Pervasively altered, fine grained, locally siliceous rock comprised of plagioclase with dense and creamy texture, with disseminated chlorite and tourmaline and abundant very fine grained disseminated chalcopyrite and lesser pyrite, up to several percent. plagioclase equigranular intrusive, with texture similar to ROS_009 but with several percent disseminated platy chalcopyrite and lesser pyrite. Locally with pervasive tourmalinization consisting of clots and disseminations of very fine grained black mineral, locally columnar, tentatively identified as tourmaline. No relict mafic present but some scattered chloritic flecks may be after mafics. Rock is indurated but not silicified.	0.67	0.16	<0.5
ROS-012	Rosario mine, upper adit, sample over 1m vertical and 2m horizontal on pillar, collected immediately above sample ROS-013	Tourmalinized, albitized intrusive (?). White to grey, salt and pepper with white plagioclase and variable amounts of disseminated fine grained black mineral, locally columnar, provisionally identified as tourmaline. Rock is not silicified, everywhere tested can be scratched with blade. Contains occasional fine grained translucent adamantine light green-yellow crystals - sphene? Intense texturally destructive alteration but no sulfides noted.	0.10	0.29	<0.5
ROS-013	Rosario mine, upper adit, sample over 1m vertical and 2m horizontal on pillar, collected immediately below sample ROS-012	Tourmalinized hydrothermal or intrusive breccia. White, plagioclase phenocryst rich angular clasts, 3 to 50mm diameter, in white albite-tourmaline matrix. Both clasts and matrix contain several percent disseminated very fine grained chalcopyrite and lesser pyrite. Matrix supported breccia. Both clasts and matrix pervasively altered and indurated, but not silicified. Pervasive albitization?	4.36	1.01	0.7
ROS-014	Manto Pit, 2m vertical sample of lowermost portion of mineralized zone exposed in pit	Very fine to fine grained bleached and Cu-ox stained volcanic. Occasionally discernable plagioclase outline but rock is mostly a fine grained, relatively soft (easily scratched with blade) rock with volcanic texture impregnated by green and blue Cu stains and also with Cu-ox on fractures. Some dark Fe-ox after sulfide disseminated in rock but no fresh sulfide seen. Rock is an altered fine grained andesitic volcanic.	1.79	0.01	<0.5
ROS-015	HW to Manto Pit, sample over 2m vertical and 2m horizontal from small pit above and NE of Manto pit.	Very fine grained massive volcanic, pervasively argillized and/or sericitized. Very soft, easily scratched. Bleached white -no relict mafics. Can occasionally discern a plagioclase outline. Pervasive green Cu-ox staining and minor disseminated Fe-oxide after sulfide. Rock is a texturally destroyed, pervasively altered, andesitic volcanic.	3.85	0.08	<0.5

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17 ADJACENT PROPERTIES

There are no producing properties or exploration properties immediately adjacent to Rosario that are not discussed in Item 11 of this report, but mining and exploration activity was evident in the region. The La Verde copper mine is located approximately 4km north-northwest of Rosario. It was not visited by the author and the ownership and production data are unknown. Recent trenching and construction of drill pads was observed over a large area located 5km north-northeast of Rosario. The company or companies conducting the exploration are unknown to the author.

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18 METALLURGICAL TESTING

No metallurgical studies have been conducted by Bridgeport Ventures. The current operators of the mines in the district sell their production directly to ENAMI where sulfide ores are processed via conventional milling and floatation methods. Oxide ores are processed via SX-EW methods. Recoveries obtained by ENAMI are unknown to the author.

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19 MINERAL RESOURCE ESTIMATE

Data is insufficient to permit estimation of a mineral resource.

None of the operating mines in the district, including the Rosario mine, have mining reserves or mineral resources. These mines operate by direct mining of mineralized material exposed at surface.

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20 OTHER RELEVANT DATA AND INFORMATION

To the best of the author's knowledge, all relevant data has been presented in this report.

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21 INTERPRETATION AND CONCLUSIONS

The Rosario prospect is part of a significant Cu-Au mineralized system that merits drill testing. The system as currently exposed within the Rosario project is at least 1.4 square km in extent, as defined by distribution of copper showings and hydrothermal alteration. The most intense hydrothermal alteration and the most significant mineralized zones thus far discovered in the district lie within the Rosario concessions. Copper mineralization in the district is present as mantos, mineralized intrusions, mineralized breccias, and as mineralized high angle structures.

Copper is present as mantos in the sense that the copper distribution follows the primary volcanic stratification. The thickest manto zones currently known are only 12-15m thick but manto type mineralization appears to be present over at least a 115m, and perhaps as much as a 300m stratigraphic thickness of the volcanic sequence, thus lending credence to a hypothesis that stacked mantos may be discovered.

Separate from the mantos, Cu mineralization is hosted by a dioritic intrusion, and intrusive and/or hydrothermal breccias. The Rosario mine decline into the 2% Cu sulfide zone is developed in such a zone. The morphology and dimensions of the copper mineralization exposed in the decline are irregular and not understood, but even if the mineralized zone at the Rosario decline is small, it's presence lends support for a significant target at the project comprised of a concealed mineralized intrusive and related breccias.

Copper mineralization also occurs as structurally controlled, high angle, tabular or vein-like zones. The structurally controlled mineralized zones currently exposed do not have dimensions of economic significance, however mineralized structural zones are probably related to the manto mineralization and they may control distribution of the latter. Structural intersections and intersections of mineralized faults and favorable volcanic strata may be important exploration targets at the project.

Many, but not all, oxide (actually oxide, carbonate, sulfate, silicate and halide) Cu occurrences in the district are developed from in-situ oxidation of chalcopyrite, thus many of the small prospects and mines on copper oxide showings are indicating the shallowly concealed presence of primary copper mineralization. Sulfide mineralization is encountered at shallow depths (<20m from surface), thus the project is not prospective to host significant tonnages in an oxide copper deposit. The system is pyrite poor, which means the project is not prospective for an enriched chalcocite zone. For the aforementioned reasons, the project is not prospective for a leachable (SX-EW) target.

Primary mineralization is comprised of altered andesitic volcanic rocks, dioritic intrusive rocks, and related intrusive and hydrothermal breccias that host disseminated chalcopyrite, bornite, and subordinate pyrite. Hydrothermal alteration minerals associated with copper mineralization include albite, tourmaline, actinolite/tremolite, sphene, sericite and/or clay minerals. In contrast to many hydrothermal deposits, quartz veining at any scale is not present at Rosario. The distribution of primary sulfide minerals is truly disseminated, lacking any visible microfracture or veinlet control.

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The system shares some common traits with IOCG (iron oxide copper gold) deposits including Na-metasomatism, alteration mineral associations, and ore mineralogy dominated by chalcopyrite. The deposit is located within a productive IOCG mineral belt, however hypogene iron oxides (specularite and/or magnetite), which are an essential component of IOCG deposits, were not observed to be present. The Rosario system also has traits in common with Chilean manto type deposits including andesitic host rocks, stratigraphic control to metal distribution, association with dioritic intrusions and hydrothermal breccias, and albitic alteration, however the Rosario system's elevated gold content contrasts sharply with typical Chilean manto deposits that are gold deficient, Cu-Ag systems. The system is classified by the author as intrusive related, but not a porphyry system. The system lacks phyllic (quartz-sericite-pyrite) alteration zones, potassic alteration zones, and stockwork veinlets, all of which are characteristic of porphyry systems.

The concessions have not been evaluated in their entirety, and known zones of hydrothermal alteration have thus far not been mapped or sampled, thus the project remains highly prospective for discovery of additional exploration targets. Continued mapping and geochemical sampling of the concessions is required to define the number and quality of the new exploration targets contained therein.

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22 RECOMMENDATIONS

22.1   Target Concepts

Exploration results for the Rosario project clearly demonstrate that it is prospective for bulk mineable copper-gold deposits. Numerous mineralized occurrences have been identified, but existing data is insufficient to determine the extent and metal content of these zones. Existing data validates at least two important target concepts for the project: 1) Stacked mantos, and 2) Mineralized intrusive and related breccias.

22.1.1 Stacked Manto Targets

Andesite hosted copper mineralization that appears to be stratiform is exposed in the Manto pit at the Rosario concession. Similar copper mineralization is seen in small prospects and volcanic rocks in the hangingwall of the main mineralized zone at the Manto pit. The exposed thickness of the mineralized manto at the Manto pit is as much as 12m, but evidence suggests that a much thicker zone of andesite strata may be a favorable host of manto copper mineralization. The morphology of the hangingwall copper occurrences above the Manto pit is unclear, but no structural control to these occurrences was observed and they are interpreted to be stratiform conformable zones, similar to that seen in the Manto pit. If this is true and if the mineralized zone at the Manto pit is projected along the dip of the strata to a point beneath the hangingwall occurrences, then a simple stratigraphic reconstruction, assuming no structural offsets between the Manto pit and the hangingwall occurrences, indicates that copper mineralization occurs within a 115m stratigraphic thickness of the andesite sequence. If copper occurrences exposed in workings further south of the Manto pits are likewise related to stratigraphically conformable zones, and structural offset is not present, then copper mineralized mantos are demonstrated to be present within a 300m stratigraphic thickness of the andesites, and a stacked manto concept is valid. The stacked manto target comprises gently dipping tabular mineralized mantos that overlay one another, separated by variable thicknesses of unmineralized or weakly mineralized rock, as exemplified by the Buena Esperanza deposit near Antofogasta, Region II, Chile, and the Candelaria mine, located 21km northwest of the Rosario project.

At the Buena Esperanza mine, twenty eight individual mantos, ranging from 2 to 25m thick, were developed in a 300m thick sequence of Jurassic andesite (Ruiz, 1971). Observations at the Rosario project support the viability of the stacked manto concept in a thick sequence of andesites. The entire stratigraphic thickness is not postulated to be mineralized, but mineralized manto zones may overlay one another, separated by variable thicknesses of unmineralized or weakly mineralized rock. Drill testing is required to confirm the presence of mantos, their thicknesses and grades, and amount of intervening unmineralized rock between them. The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Rosario property.

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At the Candelaria Cu-Au deposit, a significant portion of ore is hosted in andesitic volcanic strata of the Cretaceous Punta del Cobre Formation, where stratiform tabular mineralized zones developed adjacent to high angle mineralized structures. Mineralized mantos are present as 10 to 50m thick tabular bodies that overlie one another, separated from each other by various thicknesses of unmineralized rock. Development of the mantos is controlled at least in part by the contact of the andesites and overlying volcaniclastic sedimentary rocks. Mineralized high angle structures are interpreted to have been conduits for hydrothermal fluids that generated the mantos. When distal from the high angle mineralized structures, mantos are present as discrete tabular layers, however when proximal to the high angle structures, the mantos coalesce to form larger orebodies (Ryan et al., 1996).

The mineralization described for the mines in this section is not necessarily indicative of the mineralization at the Rosario property.

22.1.2 Intrusive and Breccia Hosted Targets

The Rosario mine produces sulfide ores containing 2% Cu and 0.78 gpt Au. Production is from mineralized zones developed in a diorite intrusion and related breccias, hosted within a large zone of pervasive hydrothermal alteration that is manifested by broad zones of bleaching and sericite-clay alteration. Restrictive zones of albite and tourmaline alteration appear to be closely spatially related to mineralized zones. The intensity of the alteration and the alteration mineral assemblage, particularly tourmaline, are permissive of a genetic relationship to a magmatic system. Similarly the angular breccias, both intrusive and explosive hydrothermal in origin, suggest proximity to a dynamic intrusive center. The morphology of the intrusion- and breccias-hosted mineralized zones currently being mined is unknown, but their presence lends support for a significant target at the project comprised of a concealed mineralized intrusive and related breccias. The entirety of the broad pervasive alteration zone and the diorite intrusion(s) and immediate wallrock are prospective for hosting copper mineralization. A similarly prospective intrusion that hosts Cu occurrences crops out to the southwest of the Rosario decline. Drilling is required to define the limits of the currently exploited mineralized zone and to test for the presence of others within the alteration halo.

22.1.3 Other Targets

Reconnaissance mapping has demonstrated that the color anomaly visible on satellite imagery is related to hydrothermal alteration, and exploration that post dates the date of acquisition of the satellite imagery proves that some of this hydrothermal alteration is directly associated with primary copper sulfide mineralization. The empirical evidence is clear that the alteration zones exposed throughout the district are prospective for discovery of additional copper sulfide mineralized zones. The Manto pit at the Rosario concession is developed at the edge of an Fe-oxide color anomaly related to oxidation of sulfide bearing volcanic rocks. Figure 22.1 is a satellite image of the area of the color anomaly where the Manto pit was later developed. Figure 22.2 shows the extensive workings now developed at this location, and the limit of the color anomaly is seen to correspond with the mineralized zone now exposed. Similar color anomalies are present throughout the project area and by analogy are deemed to be highly prospective (Figure 22.3) .

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Figure 22.1. Satellite image (courtesy Google Earth) vintage 2005 of Manto pit area at Rosario project, prior to exploration or mining. Waypoints 91, 92, 93, and 94 are all from pits developed in area. Distance between 91 and 94 is approximately 122m.

Figure 22.2. View looking SW at Manto pit area. Color anomaly visible in satellite image is visible in right midground of photo and correlates with copper mineralized zone at the Manto pit.

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Figure 22.3. Satellite image of project area (courtesy Google Earth) showing color anomalies related to hydrothermal alteration and proposed Phase 1 diamond drillhole locations.

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22.2   Exploration Program and Budget

A 3,000m exploration diamond drilling program is recommended as an initial evaluation of the target concepts thus far developed, and if results are positive, an additional 6,000m of resource definition drilling is recommended to establish the morphology and metal contents of the mineralized zones discovered. Initial emphasis should be placed on drill testing the mineralized intrusion and breccias at the Rosario mine, exploring for stacked mantos in the Manto pit area, and testing of the mineralized plagioclase porphyry at the Tamara prospect. Because the favorable andesite sequence may be as much as 300m thick, drillholes of at least this length will be required in some areas. Locations, orientations, and depths of proposed Phase 1 drillholes are presented as Table 22.1 and drillhole locations are indicated in Figure 22.3. Location of Phase 2 drillholes is dependent upon results obtained in Phase 1. A two stage, $2.3M USD budget for the recommended work, including 9,000m of diamond core drilling, is presented as Table 22.2. The first stage comprises 3,000m of diamond core drilling with a total budget of $776,000 USD. The second stage is contingent upon positive results from the first and includes 6,000m of diamond core drilling at a total cost of $1.6M USD.

Table 22.1. Proposed Phase 1 Drill Program

Dril lhole	UTM E WGS84	UTM N WGS84	Az	Incl	Depth (m)	Objective
RDDH2010-01	383,041	6,938,539	0	-90	200	Test structural control of Cu mineralization in plagioclase porphyry
RDDH2010-02	383,103	6,938,356	0	-90	300	Test lithologic contact control of Cu mineralization in plagioclase porphyry
RDDH2010-03	384,100	6,937,650	0	-90	300	Test stacked Cu mineralized mantos (stratabound zones)
RDDH2010-04	384,100	6,937,650	315	-90	200	Test stacked Cu mineralized mantos (stratabound zones)
RDDH2010-05	384,300	6,937,650	0	-90	200	Test stacked Cu mineralized mantos (stratabound zones)
RDDH2010-06	384,700	6,937,950	0	-90	200	Test Cu mineralized zone on perifery of intrusion
RDDH2010-07	384,650	6,937,850	0	-90	200	Test Cu mineralized zone in area of hyrothermal and/or intrusive breccias
RDDH2010-08	384,750	6,937,650	0	-90	200	Test Cu mineralized zone in area of hyrothermal and/or intrusive breccias
RDDH2010-09	384,700	6,937,750	0	-90	300	Test Cu mineralized zone in area of hyrothermal and/or intrusive breccias
RDDH2010-10	384,925	6,937,950	0	-90	200	Test lateral and vertical extensions of orebody being mined in Rosario decline
RDDH2010-11	384,875	6,937,900	0	-90	300	Test lateral and vertical extensions of orebody being mined in Rosario decline
RDDH2010-12	384,825	6,937,850	0	-90	200	Test lateral and vertical extensions of orebody being mined in Rosario decline
RDDH2010-13	384,925	6,937,850	0	-90	200	Test lateral and vertical extensions of orebody being mined in Rosario decline
RDDH2010-14	384,825	6,937,950	0	-90	200	Test lateral and vertical extensions of orebody being mined in Rosario decline
				Total	3000

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Table 22.2. Recommended work plan and budget, Rosario Project

Phase 1 Budget - Rosario Project, Region III, Chile

PHASE 1 DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	3	months	7,500	22,500
Roads and Drill Pads	1		40,000	40,000
Drilling - Diamond Core	3000	meters	150	450,000
Assays	3300	samples	25	82,500
Senior Geologist	36	days	800	28,800
Project Geologists	72	man-days	350	25,200
Technicians/Samplers	144	man-days	100	14,400
Vehicles and Fuel	72	vehicle-days	110	7,920
Permits	1	permit	15,000	15,000
Field Supplies	1		20,000	20,000
Travel Costs	1		20,000	20,000
Environmental Costs/Reclamation	1		50,000	50,000
			Total	$776,320

		Grand Total Phase 1		$776,320	USD

Phase 2 Budget -Conditional upon positive results from Phase 1 Program

PHASE 2 RESOURCE MODELING AND INFILL DRILLING PROGRAM
Item	Units		Unit Cost USD	Total Cost USD
Lodging/Meals/Communications	6	months	7,500	45,000
Roads and Drill Pads	1		75,000	75,000
Resource Modeling	1		75,000	75,000
Drilling - Diamond Drill Core	6000	meters	150	900,000
Assays	6600	samples	20	132,000
Senior Geologist	126	days	800	100,800
Project Geologists	252	man-days	350	88,200
Technicians/Samplers	252	man-days	100	25,200
Vehicles and Fuel	126	vehicle-days	110	13,860
Permits	1	permit	25,000	25,000
Field Supplies	1		10,000	10,000
Travel Costs	1		30,000	30,000
Reclamation	1		50,000	50,000
			Total	$1,570,060

		Grand Total Phase 2		$1,570,060	USD

	Grand Total, Phase 1 and Phase 2			$2,346,380	USD

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23 REFERENCES

Arevalo, C., 2005, Carta Los Loros, Región de Atacama, Carta Geológica de Chile Serie Geología Básica No. 92, Escala 1:100,000, Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología.

Boric, R, Holmgren, C., Wilson, N., and Zentilli, M., 2002, The geology of the El Soldado manto type Cu (Ag) deposit, Central Chile, in – Porter, T.M., (Editor) 2002 – Hydrothermal iron oxide copper-gold and related deposits, a global perspective, Vol. 2; PGC Publishing, Adelaide Australia pp. 163-184.

Diaz, A., Lledo, H., Vivallo, W., 1998, Yacimientos metalíferos de la hoja Los Loros, Region de Atacama, Mapa de Recursos Minerales de Chile, No. 2, Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología.

Dirección Meteorológica de Chile, 1991, Normales de precipitación, temperatura media, temperatura mínima media y temperatura máxima media, 1961-1990, Estación Meteorológica Copiapó-Chamonate, data available through the Departamento de Geofísica de la Facultad de Ciencias Físicas y Matemáticas de la Universidad de Chile, at http://www.atmosfera.cl/.

Ortiz, F., Araya, R., Franquesa, F., Moraga, A., and Zentilli, M., 1966, Informe geológico del distrito minero Punta del Cobre, Provincia de Atacama, Instituto de Investigaciones Geologicas, Boletin No. 14, 46p., Santiago.

Marschik, R., and Fontbote, L., 2001, The Candelaria-Punta del Cobre iron oxide Cu-Au(-Zn-Ag) deposits, Chile. Econ. Geol v96:pp1799-1826.

Ramirez, L., Palacios, C., Townley, B., Parada, M., Sial, A., Fernandez-Turiel, J., Gimeno, D., Garcia-Valles, M., and Lehmann, B., 2006, The Mantos Blancos copper deposit: an upper Jurassi breccia-style hydrothermal system in the Coastal Range of Northern Chile, Mineralium Deposita Vol. 41 No. 3, pp. 246-258.

Ruiz, C.F., Aguilar, A., Egert, E., Espinosa. W., Peebles, F., Quezada, R., and Serrano, M., 1971, Stratabound copper sulphide deposits of Chile, pp. 252-260 in Joint Symposium Volume IMA-IAGOD Mtgs., 1970, Tokyo, Soc. Min. Geol. Jap., Spec. Issue 3, 500p.

Ryan, P., Lawrence, A., Jenkins, R., Matthews, J., Zamora, J., Marino, E., and Urqueta, I., 1996, The Candelaria copper-gold deposit, Chile, in Pierce, F.W., and Bohn, J.G., eds., Porphyry copper deposits of the American Cordillera: Arizona Geological Society Digest v. 20, p. 625-645.

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Salas, A., 1954, Estudio geológico minero del distrito de Pampa Larga, Copiapó, Memoria de Titulo (Inedito), Universidad de Chile, Departamento de Ingenieria de Minas, 128 p., Santiago.

Sillitoe, R., 2003, Iron-oxide-copper-gold deposits: an Andean view, Mineralium Deposita v. 38, p. 787-812.

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24 STATEMENT OF QUALIFICATION

I, Matthew Dean Gray, of Hermosillo, Sonora, Mexico, do hereby certify:

1.

That I am employed as a geologist at Resource Geosciences de Mexico SA de CV, (RGM) an independent consulting geosciences firm, whose address is Calle 14 de Abril No. 68, Colonia San Benito, Hermosillo, Sonora, CP 83190, MEXICO.

2.

That: a.) I am a Certified Professional Geologist (#10688) with the American Institute of Professional Geologists; b.) My qualifications include experience applicable to the subject matter of this report, specifically the economic evaluation of both early stage and production stage copper and copper-gold projects, including but not limited to, projects in the United States (Sanchez porphyry Cu deposit, Arizona; Cerillos porphyry Cu deposit, New Mexico), Canada (McIntyre porphyry Cu-Au deposit, Ontario), Brazil (Camaqua, Rio Grande do Sul), Mexico (Piedras Verdes, San Javier, Cuatro Hermanos porphyry Cu deposits, Sonora) and Chile (Nemesis porphyry Cu-Au deposit, Region III Chile, Franke and Pelusa andesite hosted Cu deposits, Region II); and c.) as a result of my education, experience, and professional qualifications I am a “Qualified Person” for the purposes of CSA National Instrument 43-101.

3.

That I am a graduate of the Colorado School of Mines (Ph.D., Geology with Minor in Mineral Economics, 1994; B.Sc., Geological Engineering, 1985) and the University of Arizona (M.Sc., Geosciences, 1988) and I have practiced my profession continuously since 1988.

4.	That I have no material interest, direct or indirect, in the property discussed in this report or in the securities of Bridgeport Ventures Inc.

5.

That, as of Dec 4, 2009 (the original date of the technical report), to the best of my knowledge, information and belief this technical report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

6.

That this report on the Rosario project is based on a 6 day site visit (3 to 8 October 2009) and on a review of published and unpublished information and that I have had no prior involvement with the property that is the subject of this report.

7.

That I have read National Instrument 43-101 and Form 43-101 and that the technical report has been prepared in compliance with the Instrument and Form and that I am responsible for the compilation of this report.

8.

That I consent to the use of this report, dated 27 November 2009, revised 4 December 2009, Amended 7 December 2010, titled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile”, by Bridgeport Ventures Inc. for making representations on the subject property.

9.

That I have prepared this report for Bridgeport Ventures Inc It is based on my observations and data collected by myself, and on data obtained from the Servicio Nacional de Geología y Minería, Subdirección Nacional de Geología, a Chilean Federal agency, and from the Instituto Cartografico Militar, a Chilean Federal agency, and on data provided by Bridgeport Ventures Inc.

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Appendix A. Assay certificates, rock chip samples collected by M Gray, October 2009.

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ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chile
Avenida La Fragua 1130
Barrio Industrial Chanar
Coquimbo IV
Phone: +56 (2) 654 6135 Fax: +56 (2) 654 6163 www.alschemex.com

To: RIO CONDOR RESOURCES SA
CAMINO DEL SOL NO 3895 - 7 LO BARNECHEA
SANTIAGO RM

Page: 1
Finalized Date: 17-OCT-2009
This copy reported on 21-OCT-2009
Account: RICORESA

CERTIFICATE LS09111689

Project: ROSARIO
P.O. No.:
This report is for 15 Rock samples submitted to our lab in La Serena, IV, Chile on 9-OCT-2009.
The following have access to data associated with this certificate:

DAVID OCONNOR	FRANCISCO SCHUBERT

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
PUL-QC	Pulverizing QC Test
LOG-22	Sample login - Rcd w/o BarCode
CRU-31	Fine crushing - 70% <2mm
SPL-21	Split sample - riffle splitter
PUL-31	Pulverize split to 85% <75 um

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME-ICP61	33 element four acid ICP-AES	ICP-AES
Cu-AA62	Ore grade Cu - four acid / AAS	AAS
Au-ICP21	Au 30g FA ICP-AES Finish	ICP-AES

To: RIO CONDOR RESOURCES SA
ATTN: FRANCISCO SCHUBERT
CAMINO DEL SOL NO 3895 - 7 LO BARNECHEA
SANTIAGO RM

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

Ricardo Henriquez, Laboratory Manager, Chile

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 74 of 89

Resource Geosciences de Mexico SA de CV
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ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chile
Avenida La Fragua 1120
Barrio Industrial Chanar
Coquimbo IV
Phone: +56 (2) 654 6135 Fax: +56 (2) 654 6163 www.alschemex.com

To: RIO CONDOR RESOURCES SA
CAMINO DEL SOL NO 3895 - 7 LO BARNECHEA
SANTIAGO RM

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 17-OCT-2009
Account: RICORESA

Project: ROSARIO

CERTIFICATE OF ANALYSIS LS09111689

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-ICP21 Au ppm 0.001	ME-ICP61 Ag ppm 0.5	ME-ICP61 Al % 0.01	ME-ICP61 As ppm 5	ME-ICP61 Ba ppm 10	ME-ICP61 Be ppm 0.5	ME-ICP61 Bi ppm 2	ME-ICP61 Ca % 0.01	ME-ICP61 Cd ppm 0.5	ME-ICP61 Co ppm 1	ME-ICP61 Cr ppm 1	ME-ICP61 Cu ppm 1	ME-ICP61 Fe % 0.01	ME-ICP61 Ga ppm 10
ROS-001		2.13	0.228	0.6	9.79	5	50	0.9	3	4.19	<0.5	54	11	8560	3.49	20
ROS-002		2.20	0.674	<0.5	9.79	8	50	0.9	<2	2.81	<0.5	32	10	>10000	3.40	20
ROS-003		2.34	0.008	<0.5	9.31	9	40	0.5	<2	5.04	<0.5	215	22	387	4.76	10
ROS-004		2.44	0.299	<0.5	9.61	<5	20	0.6	2	6.25	<0.5	61	27	9830	2.11	20
ROS-005		2.42	0.861	<0.5	10.50	13	10	0.7	<2	4.50	<0.5	104	25	>10000	3.69	10
ROS-006		1.61	0.779	<0.5	9.46	6	20	0.7	<2	4.74	<0.5	160	20	>10000	4.76	10
ROS-007		1.21	0.004	<0.5	10.15	<5	30	0.9	<2	4.44	<0.5	4	10	105	0.87	20
ROS-008		1.36	0.004	<0.5	9.71	<5	70	0.8	<2	5.03	<0.5	13	17	39	5.56	20
ROS-009		1.74	0.001	<0.5	10.80	<5	50	1.0	2	2.84	<0.5	1	7	37	0.85	20
ROS-010		1.92	0.555	<0.5	9.63	<5	60	0.7	<2	2.76	<0.5	66	10	>10000	3.46	20
ROS-011		2.07	0.158	<0.5	10.20	12	40	0.5	<2	5.82	<0.5	146	22	6660	3.46	20
ROS-012		1.23	0.285	<0.5	10.40	14	<10	0.8	<2	3.98	<0.5	4	22	1040	1.39	30
ROS-013		1.40	1.010	0.7	10.35	7	20	0.8	<2	2.89	<0.5	36	25	>10000	4.34	20
ROS-014		1.66	0.013	<0.5	10.05	28	170	0.6	<2	3.08	10.3	7	44	>10000	4.12	20
ROS-015		1.29	0.034	<0.5	9.89	49	50	0.8	<2	2.19	0.7	10	60	>10000	2.68	20

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ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chile
Avenida La Fragua 1130
Barrio Industrial Chanar
Coquimbo IV
Phone: +56 (2) 654 6135 Fax: +56 (2) 654 6160 www.alschemex.com

To: RIO CONDOR RESOURCES SA
CAMINO DEL SOL NO 3895 - 7 LO BARNECHEA
SANTIAGO RM

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 17-OCT-2009
Account: RICORESA

Project: ROSARIO

CERTIFICATE OF ANALYSIS LS09111689

Sample Description	Method	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61	ME-ICP61
	Analyte	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	S	Sb	Sc	Sr	Th	Ti
	Units	%	ppm	%	ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	%
	LOR	0.01	10	0.01	5	1	0.01	1	10	2	0.01	5	1	1	20	0.01
ROS-001		0.35	<10	1.00	216	5	3.36	24	1010	16	1.40	<5	22	241	<20	0.72
ROS-002		0.41	<10	0.87	146	72	4.53	8	870	4	2.19	<5	38	235	<20	0.68
ROS-003		0.29	<10	0.99	139	2	3.20	10	830	4	4.87	<5	21	269	<20	0.46
ROS-004		0.47	<10	0.89	105	18	2.56	10	1080	<2	2.17	<5	20	213	<20	0.38
ROS-005		0.12	<10	1.78	144	187	3.36	50	620	3	2.95	<5	51	244	<20	0.52
ROS-006		0.13	10	1.15	122	238	2.86	21	750	3	4.40	9	27	268	<20	0.45
ROS-007		0.28	<10	1.48	180	2	4.05	6	800	2	0.05	<5	14	243	<20	0.70
ROS-008		0.84	<10	1.78	265	17	2.55	6	820	4	0.03	<5	22	252	<20	0.57
ROS-009		0.52	20	0.50	107	3	7.8	3	1000	<2	0.01	<5	10	247	<20	0.72
ROS-010		0.89	<10	1.06	204	235	3.64	18	940	3	2.06	<5	31	209	<20	0.60
ROS-011		0.24	<10	0.86	155	66	3.05	11	630	2	3.29	<5	20	259	<20	0.53
ROS-012		0.04	<10	1.27	70	436	3.76	13	590	6	0.06	<5	54	157	<20	0.54
ROS-013		0.10	<10	1.06	79	160	3.53	43	660	15	3.55	<5	56	227	<20	0.46
ROS-014		1.46	<10	1.10	462	10	3.16	23	380	3000	0.09	5	40	284	<20	0.56
ROS-015		0.64	<10	2.79	236	3	1.58	14	720	51	0.02	8	40	187	<20	0.63

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 76 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Chile
Avenida La Fragua 1130
Barrio Industrial Chanar
Coquimbo IV
Phone: +56 (2) 654 6105 Fax: +56 (2) 654 6163 www.alschemex.com

To: RIO CONDOR RESOURCES SA
CAMINO DEL SOL NO 3895 - 7 LO BARNECHEA
SANTIAGO RM

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 17-OCT-2009
Account: RICORESA

Project: ROSARIO

CERTIFICATE OF ANALYSIS LS09111689

Sample Description	Method / Analyte / Units / LOR	ME-ICP61 Ti ppm 10	ME-ICP61 U ppm 10	ME-ICP61 V ppm 1	ME-ICP61 W ppm 10	ME-ICP61 Zn ppm 2	Cu-AA62 Cu % 0.001
ROS-001		10	10	241	<10	23	
ROS-002		<10	10	318	<10	18	1.315
ROS-003		10	10	237	<10	9	
ROS-004		10	<10	165	<10	8	
ROS-005		10	10	383	<10	16	2.28
ROS-006		10	10	268	<10	14	3.30
ROS-007		10	<10	184	<10	14	
ROS-008		10	<10	382	<10	16	
ROS-009		10	40	105	<10	9	
ROS-010		10	10	182	<10	19	1.520
ROS-011		10	10	251	<10	11	
ROS-012		<10	10	959	<10	5	
ROS-013		<10	10	634	<10	14	4.36
ROS-014		10	10	301	<10	366	1.785
ROS-015		10	10	468	<10	41	3.85

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 77 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

Appendix B. Tabulation of ore sales, oxide and sulfide, from Rosario mine to ENAMI, 2006-2009.

Note: Au and Ag assays are not reported for oxide ores. These metals are not recovered by ENAMI’s SX-EW plant therefore they are not payable.

Sulfide Ores

Liquidation No.	Date	Mineral Type	Dry WeightKg	%Insol Cu	Aggpt	Au gpt	Value paid,USD
L26771	9/11/2007	sulfide	45,980	1.84	1.00	0.674	4,686.74
L26884	9/13/2007	sulfide	73,619	1.34	3.23	0.557	5,229.89
L27005	9/21/2007	sulfide	106,410	1.47	3.82	0.977	8,569.20
L27076	9/26/2007	sulfide	27,767	1.48	8.00	.5	2,177.21
L27153	9/28/2007	sulfide	52,372	1.49	3.65	0.707	4,260.99
L27427	10/9/2007	sulfide	21,256	1.67		0.600	1,973.41
L27604	10/12/2007	sulfide	47,123	2.16	3.61	1.464	6,264.53
L27770	10/19/2007	sulfide	45,635	1.80	4.38	0.767	4,684.43
L40871	2/20/2008	sulfide	53,427	2.42	1.01	1.048	2,766.98
L32093	4/4/2008	sulfide	165,362	2.23	1.35	0.974	23,894.81
L32455	4/9/2008	sulfide	81,460	2.21	2.00	0.970	11,681.86
L32630	4/15/2008	sulfide	27,590	1.98	1.00	1.200	3,629.74
T32774	4/24/2008	sulfide	86,567	1.73	7.9	0.936	7,366.43
T32775	4/24/2008	sulfide	78,613	1.76	7.45	0.560	6,289.04
L32877	4/30/2008	sulfide	82,504	1.96	1.01	0.970	10,412.00
L33052	5/8/2008	sulfide	212,240	1.94	6.87	0.504	26,254.09
L33048	5/8/2008	sulfide	138,186	1.84	3.18	0.543	15,914.88
L33057	5/8/2008	sulfide	390,446	1.89	1.64	0.556	46,533.35
R33332	5/13/2008	sulfide	86,562	1.73	7.90	0.936	9,900.10
R33333	5/13/2008	sulfide	78,613	1.76	7.45	0.560	8,629.35
L33306	5/13/2008	sulfide	149,858	1.73	1.35	0.540	16,058.78
L33305	5/13/2008	sulfide	107,946	1.89	1.73	0.574	12,896.31
L33561	5/16/2008	sulfide	436,739	1.87	1.89	0.689	52,465.46
L33560	5/16/2008	sulfide	28,171	1.77	1.00	0.200	2,933.16
L33613	5/20/2008	sulfide	350,736	2.01	2.85	0.582	44,767.94
L33664	5/23/2008	sulfide	177,774	1.86	2.8	0.461	20,424.45
L33736	5/27/2008	sulfide	25,571	1.79	6.00	0.700	2,926.09
L33735	5/27/2008	sulfide	272,874	2.00	1.39	0.893	6,850.00
L33828	5/30/2008	sulfide	134,935	1.73	1.56	0.534	14,502.16
L41422	1/1/2009	sulfide	28,496	0.37		2.600	681.34
L40149	1/9/2009	sulfide	870,969	2.43	2.05	1.006	40,534.90
L40099	1/9/2009	sulfide	138,255	2.44	3.23	1.280	6,995.70
L40218	1/13/2009	sulfide	381,569	2.32	5.70	0.799	15,762.62

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 78 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

L40219	1/13/2009	sulfide	88,177	2.60	5.49	0.692	4,044.69
L40246	1/14/2009	sulfide	75,225	2.48	2.95	1.103	4,053.28
L40407	1/15/2009	sulfide	118,033	1.69	4.55	0.619	3,001.58
L40409	1/15/2009	sulfide	54,470	2.57	3.98	1.065	2,751.28
L40406	1/16/2009	sulfide	524,610	2.53	4.18	1.113	26,324.93
L40408	1/16/2009	sulfide	235,485	1.93	8.48	0.696	7,495.49
L40479	1/22/2009	sulfide	252,592	1.83	5.32	0.701	7,514.61
L40528	1/27/2009	sulfide	526,888	1.35	1.19	0.541	8,983.44
L40529	1/27/2009	sulfide	48,403	1.85	77.85	0.682	2,098.27
L40623	2/6/2009	sulfide	365,149	1.64	1.47	0.611	8,876.77
L40622	2/7/2009	sulfide	59,602	2.45	2.00	0.906	2,716.66
L40710	2/10/2009	sulfide	191,731	1.39	1.28	0.542	3,431.98
L40795	2/11/2009	sulfide	82,809	1.31	5.34	0.700	1,537.76
L40794	2/13/2009	sulfide	298,032	1.62	1.62	0.527	6,723.60
L40870	2/20/2009	sulfide	138,609	1.79	1.40	0.707	4,011.34
L40872	2/20/2009	sulfide	196,242	2.25	2.63	0.876	8,850.51
L40950	2/21/2009	sulfide	76,199	2.51	2.56	0.827	3,823.67
L41915	3/6/2009	sulfide	24,989	2.09	1.00	0.900	960.58
L41016	3/6/2009	sulfide	169,173	1.99	1.19	0.834	6,509.78
L41054	3/10/2009	sulfide	396,747	1.97	1.98	0.678	14,064.68
L41150	3/13/2009	sulfide	161,047	1.87	1.21	0.757	5,464.43
L41149	3/13/2009	sulfide	288,507	1.88	1.50	0.627	9,411.10
L41180	3/17/2009	sulfide	475,423	2.16	1.53	0.766	19,506.34
L41284	3/20/2009	sulfide	541,216	2.47	1.28	1.079	30,697.77
L41423	3/25/2009	sulfide	375,177	2.43	2.89	0.989	20,264.62
L41421	3/25/2009	sulfide	247,254	2.00	2.06	0.829	9,432.15
L41619	3/31/2009	sulfide	30,200	2.39	2.00	0.500	1,166.02
L41618	3/31/2009	sulfide	103,239	2.76	1.77	1.124	6,673.37
L41620	3/31/2009	sulfide	53,308	2.84	1.50	1.444	3,833.38
L41687	4/7/2009	sulfide	180,845	2.26	2.00	0.813	8,548.54
L41778	4/9/2009	sulfide	184,667	2.22	1.71	0.110	9,501.12
L41952	4/17/2009	sulfide	181,911	2.18	1.74	1.017	10,328.91
L41953	4/17/2009	sulfide	100,096	2.40	1.72	0.949	5,546.85
L41954	4/17/2009	sulfide	28,289	0.15	2.00	3.400	1,069.89
L42181	4/24/2009	sulfide	111,887	2.17	1.27	0.965	6,214.20
L42180	4/24/2009	sulfide	185,672	1.99	1.13	0.727	8,667.17
L42226	4/28/2009	sulfide	152,105	2.20	8.01	0.500	18,138.52
L42267	4/30/2009	sulfide	278,518	2.04	1.00	1.027	14,831.08
L42375	5/8/2009	sulfide	381,292	1.99	1.55	0.860	18,648.99
L42565	5/15/2009	sulfide	482,129	2.24	1.35	0.931	29,488.20
L42658	5/22/2009	sulfide	88,235	2.84	3.75	0.996	8,005.78
L42651	5/22/2009	sulfide	189,318	2.42	3.29	0.877	14,123.12
L42816	6/5/2009	sulfide	105,886	2.08	1.72	0.755	6,475.99

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 79 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

L43041	6/18/2009	sulfide	351,595	2.35	2.22	0.848	25,738.16
L43042	6/18/2009	sulfide	295,757	1.17	28.65	0.291	9,165.51
L43044	6/19/2009	sulfide	355,527	2.27	3.05	0.759	24,790.07
L43167	6/26/2009	sulfide	251,748	2.14	1.56	0.759	16,608.16
Tota lkg			15,109,638
Weighte davg grade, insol Cu%			2.05
Weighted avg grade, Ag gpt			3.33
Weighted avg grade, Au gpt			0.79

Oxide Ores

Liquidation No.	Date	Mineral Type	Dry Weight Kg	% T Cu	Value paid, USD
L24299	5/24/1997	oxide	414,220	1.24	20,790
15848	2/17/2006	oxide	244,984	1.89	9,711
15931	2/28/2006	oxide	295,626	1.62	9,484
L16162	3/4/2006	oxide	400,359	1.81	15,343
R16015	3/7/2006	oxide	227,767	1.70	8,471
R16154	3/10/2006	oxide	157,392	1.75	6,123
L16215	3/17/2006	oxide	195,650	1.71	7,427
L16289	3/24/2006	oxide	404,910	1.78	16,002
L16356	3/31/2006	oxide	308,442	1.77	12,378
L16401	4/7/2006	oxide	466,308	1.64	16,927
	4/13/2006	oxide	284,035	1.56	9,629
L16559	4/21/2006	oxide	310,508	1.79	13,178
L16669	4/28/2006	oxide	511,831	1.58	17,935
L16767	5/5/2006	oxide	98,339	1.54	3,350
L16849	5/12/2006	oxide	576,685	1.52	24,840
L17007	5/19/2006	oxide	166,083	1.60	8,410
L17026	5/24/2006	oxide	865,290	1.54	40,842
L17092	5/31/2006	oxide	141,213	1.48	6,133
L17122	6/6/2006	oxide	284,473	1.52	18,249
L17277	6/16/2006	oxide	390,058	1.39	22,194
L17358	6/23/2006	oxide	294,590	1.35	16,359
L17562	7/7/2006	oxide	90,870	1.49	4,841
L17669	7/13/2006	oxide	239,319	1.32	12,447
L17728	7/14/2006	oxide	102,927	1.39	5,758
L17738	7/18/2006	oxide	321,757	1.42	16,863
L17796	7/21/2006	oxide	617,030	1.32	28,180
L17840	7/25/2006	oxide	565,279	1.34	26,630
L17899	7/28/2006	oxide	584,882	1.47	30,870

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 80 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

L17981	8/4/2006	oxide	1,323,211	1.47	74,802
L18142	8/11/2006	oxide	301,324	1.43	16,856
L18356	8/18/2006	oxide	488,145	1.36	25,932
L18356	8/25/2006	oxide	583,585	1.77	42,732
L18502	9/6/2006	oxide	693,726	2.08	61,619
L18612	9/8/2006	oxide	573,801	1.78	42,239
L18788	9/15/2006	oxide	711,177	1.67	49,021
L18846	9/22/2006	oxide	545,295	1.61	36,044
L19047	9/29/2006	oxide	301,098	1.39	16,642
L19114	10/6/2006	oxide	98,852	1.65	6,677
L19116	10/6/2006	oxide	679,738	2.15	61,598
L19359	10/18/2006	oxide	292,554	1.76	21,210
L19360	10/18/2006	oxide	94,683	1.39	5,199
L19616	10/31/2006	oxide	464,204	1.40	25,257
L19617	10/31/2006	oxide	405,663	1.70	28,185
L19660	11/7/2006	oxide	300,496	1.67	20,461
R19663	11/7/2006	oxide	608,745	1.76	43,470
L19866	11/14/2006	oxide	917,741	1.85	69,901
L19964	11/21/2006	oxide	317,703	1.96	25,801
L19962	11/21/2006	oxide	157,063	2.10	13,682
T19963	11/21/2006	oxide	205,707	1.60	9,956
L20206	12/6/2006	oxide	733,049	1.54	43,142
L20205	12/6/2006	oxide	316,581	1.46	17,150
R20229	12/6/2006	oxide	205,707	1.60	12,235
L20380	12/13/2006	oxide	747,132	1.47	39,538
L20381	12/13/2006	oxide	156,005	1.65	9,367
L20586	12/21/2006	oxide	904,739	1.35	43,355
T20815	12/29/2006	oxide	147,741	1.41	5,471
R20850	1/9/2007	oxide	147,741	1.41	6,942
L20854	1/9/2007	oxide	1,053,083	1.30	45,218
L20852	1/9/2007	oxide	265,848	1.21	11,022
L21133	1/18/2007	oxide	102,296	1.87	6,696
L21134	1/18/2007	oxide	1,057,690	1.37	47,522
T21321	1/24/2007	oxide	316,376	1.31	9,637
L21323	1/24/2007	oxide	396,829	1.26	16,381
T21319	1/24/2007	oxide	935,614	1.41	31,418
L21322	1/24/2007	oxide	550,903	1.43	26,284
L21629	1/25/2007	oxide	408,669	1.34	14,218
R21645	2/6/2007	oxide	316,376	1.31	10,520
R21644	2/6/2007	oxide	935,614	1.41	34,215
T21814	2/7/2007	oxide	103,984	1.34	2,419
T21813	2/7/2007	oxide	212,586	1.47	5,731
T21815	2/7/2007	oxide	105,681	1.71	3,582

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 81 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

L21806	2/13/2007	oxide	608,124	1.42	22,926
L21807	2/13/2007	oxide	304,813	1.30	955
L21808	2/13/2007	oxide	206,261	1.45	8,009
L23008	2/14/2007	oxide	210,025	1.26	6,502
L23007	2/14/2007	oxide	205,988	1.30	657
L23006	2/14/2007	oxide	266,644	1.33	9,109
T22010	2/23/2007	oxide	207,736	1.35	4,510
T22011	2/23/2007	oxide	214,390	1.49	5,834
L22194	3/6/2007	oxide	273,899	1.25	8,697
L22193	3/6/2007	oxide	162,001	1.28	5,122
R22214	3/6/2007	oxide	214,390	1.49	8,561
R22215	3/6/2007	oxide	207,736	1.35	6,895
R22216	3/6/2007	oxide	105,681	1.71	5,119
R22217	3/6/2007	oxide	103,984	1.34	3,604
R22218	3/6/2007	oxide	212,586	1.47	8,389
L22470	3/15/2007	oxide	103,704	1.27	3,130
L22471	3/15/2007	oxide	217,338	1.24	6,198
L22624	3/22/2007	oxide	105,390	1.27	3,316
L22625	3/22/2007	oxide	824,027	1.24	24,941
L23158	4/10/2007	oxide	366,040	1.32	13,599
L23156	4/10/2007	oxide	100,977	1.35	4,190
L23157	4/10/2007	oxide	111,521	1.37	4,693
L23159	4/10/2007	oxide	861,788	1.33	34,455
L23425	4/19/2007	oxide	95,467	1.24	3,539
L23424	4/19/2007	oxide	309,936	1.19	10,745
L23426	4/19/2007	oxide	211,887	1.24	7,861
L23593	4/24/2007	oxide	104,702	1.29	4,044
L23594	4/24/2007	oxide	25,996	1.20	1,165
T23595	4/24/2007	oxide	199,985	1.23	5,108
L23596	4/24/2007	oxide	197,229	1.20	7,098
L23598	4/24/2007	oxide	517,748	1.22	18,509
L23602	4/24/2007	oxide	396,828	1.21	14,107
R23962	5/8/2007	oxide	199,985	1.23	9,873
L24137	5/15/2007	oxide	338,443	1.20	13,691
L24138	5/15/2007	oxide	102,898	1.24	3,859
L24267	5/18/2007	oxide	97,961	1.20	4,674
L22717	5/23/2007	oxide	99,658	1.32	3,285
L22718	5/23/2007	oxide	108,116	1.27	3,433
T24412	5/31/2007	oxide	305,473	1.21	10,591
T24411	5/31/2007	oxide	90,948	1.20	3,100
R24697	6/8/2007	oxide	90,948	1.20	3,100
L24751	6/8/2007	oxide	117,895	1.25	6,037
L24750	6/8/2007	oxide	583,471	1.20	27,757

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 82 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

R24699	6/8/2007	oxide	305,473	1.21	14,638
L24797	6/12/2007	oxide	396,886	1.22	18,991
L24792	6/12/2007	oxide	106,128	1.22	3,068
T24830	6/14/2007	oxide	215,369	1.23	7,609
T24831	6/14/2007	oxide	68,783	1.46	3,055
T24885	6/19/2007	oxide	223,363	1.70	11,738
T24937	6/22/2007	oxide	130,678	1.43	5,648
L24992	6/28/2007	oxide	507,903	1.21	24,278
T24995	6/28/2007	oxide	195,775	1.20	6,660
T25018	6/29/2007	oxide	555,732	1.47	24,441
R250070	7/6/2007	oxide	215,369	1.23	10,232
R25072	7/6/2007	oxide	68,783	1.46	4,049
R25074	7/6/2007	oxide	223,363	1.70	15,499
R25076	7/6/2007	oxide	130,678	1.43	7,502
R25081	7/6/2007	oxide	195,775	1.20	892
R25084	7/6/2007	oxide	555,732	1.47	32,533
L25242	7/6/2007	oxide	206,321	1.33	8,131
L25243	7/6/2007	oxide	543,296	1.20	25,707
L25244	7/6/2007	oxide	1,147,795	1.36	57,490
L25459	7/13/2007	oxide	314,708	2.13	27,480
T25507	7/13/2007	oxide	132,823	2.12	8,546
T25604	7/20/2007	oxide	258,255	1.74	12,975
L25605	7/20/2007	oxide	180,818	1.85	13,513
T25645	7/25/2007	oxide	400,456	1.65	18,938
L25669	7/27/2007	oxide	125,189	1.39	7,069
T25670	7/27/2007	oxide	235,342	1.55	10,367
R25909	8/7/2007	oxide	132,823	2.12	12,740
R25910	8/7/2007	oxide	258,255	1.74	19,666
R25911	8/7/2007	oxide	400,456	1.65	28,749
L25864	8/7/2007	oxide	239,715	1.82	19,074
L25862	8/7/2007	oxide	249,873	1.67	18,388
R25916	8/8/2007	oxide	235,342	1.55	15,777
L26028	8/10/2007	oxide	102,345	1.44	6,328
L26124	8/16/2007	oxide	571,865	1.46	34,537
L26234	8/17/2007	oxide	48,180	1.52	3,162
L26203	8/17/2007	oxide	25,812	1.65	1,860
T26390	8/28/2007	oxide	499,104	1.96	32,207
T26449	8/30/2007	oxide	441,517	1.52	20,628
T26462	8/31/2007	oxide	49,460	1.85	2,915
R26712	9/7/2007	oxide	441,517	1.52	26,297
R26693	9/7/2007	oxide	499,104	1.96	40,467
L26750	9/7/2007	oxide	107,029	1.24	5,057
R26807	9/11/2007	oxide	49,460	1.85	3,690

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 83 of 89

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43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

R26808	9/11/2007	oxide	210,520	1.92	16,221
L26770	9/11/2007	oxide	28,877	1.77	2,068
L26781	9/11/2007	oxide	107,030	1.26	3,457
L26769	9/11/2007	oxide	405,575	1.48	23,584
L26885	9/13/2007	oxide	183,254	1.35	8,347
T27078	9/26/2007	oxide	42,981	1.98	2,532
L27077	9/26/2007	oxide	171,536	1.25	8,222
T27154	9/28/2007	oxide	102,907	2.16	6,452
T27152	9/28/2007	oxide	284,842	2.20	18,133
R27347	10/5/2007	oxide	42,981	1.98	3,569
R27350	10/5/2007	oxide	102,907	2.16	9,168
L27360	10/5/2007	oxide	148,935	2.10	12,887
L27361	10/5/2007	oxide	252,201	1.86	18,434
R27349	10/5/2007	oxide	284,842	2.20	25,798
L27421	10/9/2007	oxide	74,128	2.29	7,179
L27424	10/9/2007	oxide	24,696	2.1	2,094
L27428	10/9/2007	oxide	26,840	2.06	2,242
L27484	10/10/2007	oxide	318,967	1.49	18,855
L27662	10/17/2007	oxide	172,885	1.99	13,905
L27663	10/17/2007	oxide	102,374	2.07	8,733
L27642	10/20/2007	oxide	266,692	1.94	20,815
L32092	4/4/2008	oxide	286,121	1.83	20,174
L32091	4/4/2008	oxide	469,897	1.64	27,426
L32096	4/4/2008	oxide	288,585	1.63	16,700
L32090	4/4/2008	oxide	287,607	1.82	19,974
L32458	4/9/2008	oxide	251,521	1.44	12,508
L32512	4/11/2008	oxide	48,063	1.64	2,889
L32511	4/11/2008	oxide	183,699	1.71	10,750
L32688	4/18/2008	oxide	24,997	2.00	1,749
L32822	4/29/2008	oxide	24,366	1.96	1,953
L32820	4/29/2008	oxide	74,351	1.92	5,334
L32821	4/29/2008	oxide	47,666	1.40	2,639
L33054	5/8/2008	oxide	155,723	1.44	7,448
L33060	5/8/2008	oxide	125,431	1.75	8,063
L33825	5/30/2008	oxide	50,644	1.72	3,193
L33827	5/30/2008	oxide	47,927	1.91	3,563
L33835	5/30/2008	oxide	107,340	1.25	3,534
L40247	1/14/2009	oxide	26,442	2.27	2,217
L42268	4/30/2009	oxide	24,454	1.90	435
L42376	5/8/2009	oxide	22,650	1.85	380
L42562	5/15/2009	oxide	56,017	1.84	1,136
L42652	5/22/2009	oxide	48,606	2.11	1,581
L42817	6/5/2009	oxide	24,046	2.17	734

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 84 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

L 43043	6/18/2009	oxide	28,799	1.70	516
T 19369	18/0/06	oxide	608,745	1.76	33,256
L 17206	9&/06	oxide	529,446	1.48	32,572
Total kg			59,327,962
Weighted avg grade, total Cu%			1.52

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 85 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

Appendix C. Listing of waypoints referred to in text and figures, locations where geologic data was collected during M Gray reconnaissance evaluation.

Name	Description	UTM Zone No WGS84	UTM Zone Ltr WGS84	UTME	UTMN	Altitude	Symbol
4	03-OCT-099:28:41AM	19	J	385075	6937946	1365m	Mine
5	03-OCT-099:55:56AM	19	J	384896	6938058	1441m
6	03-OCT-099:59:57AM	19	J	384883	6938063	1447m
7	03-OCT-0910:26:06AM	19	J	384807	6938166	1455m
8	03-OCT-0910:43:19AM	19	J	384923	6938327	1402m	Mine
9	03-OCT-0911:22:21AM	19	J	385160	6938196	1333m
10	03-OCT-0911:25:17AM	19	J	385100	6938244	1326m	Mine
11	03-OCT-0911:30:28AM	19	J	385160	6938130	1325m
12	03-OCT-0911:34:31AM	19	J	385164	6938103	1321m
13	03-OCT-0912:46:16PM	19	J	382721	6938918	1250m	Mine
14	03-OCT-0912:57:01PM	19	J	382731	6938915	1252m
15	03-OCT-0912:58:25PM	19	J	382721	6938912	1251m
16	03-OCT-091:13:14PM	19	J	382761	6938862	1258m	Mine
17	03-OCT-091:17:52PM	19	J	382754	6938866	1257m	Mine
18	03-OCT-091:24:49PM	19	J	382725	6938875	1253m	Mine
19	03-OCT-091:38:45PM	19	J	382573	6938788	1246m	Mine
20	03-OCT-091:49:34PM	19	J	382577	6938772	1253m	Mine
21	03-OCT-092:11:51PM	19	J	382646	6938751	1251m	Mine
22	03-OCT-092:14:37PM	19	J	382654	6938736	1253m	Mine
23	03-OCT-092:22:35PM	19	J	382646	6938661	1261m
24	03-OCT-092:23:34PM	19	J	382637	6938655	1262m
25	03-OCT-092:47:18PM	19	J	383106	6938319	1169m	Mine
26	03-OCT-093:16:12PM	19	J	382889	6938084	1208m	Mine
27	03-OCT-093:37:14PM	19	J	383039	6938479	1201m	Mine
28	03-OCT-093:48:44PM	19	J	383046	6938482	1204m	Mine
29	03-OCT-093:58:47PM	19	J	383497	6938500	1169m	Mine
30	04-OCT-098:18:51AM	19	J	384810	6937628	1307m
31	04-OCT-098:33:57AM	19	J	384878	6937904	1355m	Mine
32	04-OCT-0911:49:51AM	19	J	384575	6937826	1325m	Mine
33	04-OCT-0912:15:15PM	19	J	384683	6938001	1382m	Mine
34	04-OCT-092:17:43PM	19	J	383715	6938309	1174m	Mine
35	04-OCT-092:28:06PM	19	J	383889	6938276	1199m
36	05-OCT-098:07:41AM	19	J	385698	6937916	1206m
37	05-OCT-098:27:58AM	19	J	385471	6938095	1242m
38	05-OCT-098:42:16AM	19	J	385435	6938095	1247m
39	05-OCT-098:49:29AM	19	J	385414	6938100	1250m
40	05-OCT-098:55:58AM	19	J	385389	6938097	1257m
41	05-OCT-099:02:35AM	19	J	385375	6938094	1258m

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 86 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

42	05-OCT-099:15:12AM	19	J	385363	6938083	1261m
43	05-OCT-099:23:08AM	19	J	385342	6938083	1263m
44	05-OCT-099:27:01AM	19	J	385335	6938083	1264m
45	05-OCT-099:35:24AM	19	J	385322	6938089	1265m
46	05-OCT-099:39:55AM	19	J	385290	6938084	1271m
47	05-OCT-099:44:09AM	19	J	385280	6938079	1274m
48	05-OCT-099:46:19AM	19	J	385274	6938053	1279m
49	05-OCT-099:48:55AM	19	J	385265	6938031	1285m
50	05-OCT-099:52:27AM	19	J	385257	6938025	1285m
51	05-OCT-099:55:39AM	19	J	385251	6938019	1287m
52	05-OCT-099:59:13AM	19	J	385241	6938014	1290m
53	05-OCT-0910:03:05AM	19	J	385240	6938027	1289m
54	05-OCT-0910:05:53AM	19	J	385238	6938043	1288m
55	05-OCT-0910:28:34AM	19	J	385459	6937672	1269m
56	05-OCT-0910:31:43AM	19	J	385489	6937643	1277m
57	05-OCT-0910:40:23AM	19	J	385387	6937720	1264m
58	05-OCT-0910:52:02AM	19	J	384770	6937671	1290m
59	05-OCT-0911:01:48AM	19	J	384802	6937698	1299m
60	05-OCT-0911:13:28AM	19	J	384839	6937735	1314m
61	05-OCT-0911:24:14AM	19	J	384850	6937738	1322m
62	05-OCT-0911:32:22AM	19	J	384850	6937731	1322m
63	05-OCT-0911:37:06AM	19	J	384849	6937716	1322m
64	05-OCT-091:13:07PM	19	J	384389	6937595	1251m	Mine
65	05-OCT-091:22:03PM	19	J	384374	6937575	1245m	Mine
66	05-OCT-092:01:14PM	19	J	384444	6937652	1252m	Mine
67	05-OCT-092:22:09PM	19	J	384533	6937640	1263m
68	05-OCT-092:29:47PM	19	J	384591	6937572	1258m	Mine
69	05-OCT-092:44:07PM	19	J	384576	6937535	1261m
70	05-OCT-092:47:56PM	19	J	384565	6937529	1259m
71	05-OCT-092:53:20PM	19	J	384528	6937523	1262m	Mine
72	05-OCT-093:30:19PM	19	J	384706	6937756	1299m
73	05-OCT-093:40:28PM	19	J	384687	6937806	1300m	Mine
74	05-OCT-093:46:45PM	19	J	384692	6937762	1300m
75	07-OCT-096:04:37AM	19	J	385319	6937704	1239m
76	07-OCT-097:37:09AM	19	J	384861	6937898	1371m
77	07-OCT-097:56:18AM	19	J	384884	6937878	1370m
78	07-OCT-098:10:18AM	19	J	384764	6937982	1389m
79	07-OCT-098:16:03AM	19	J	384799	6937967	1392m	Mine
80	07-OCT-098:56:03AM	19	J	384747	6937931	1369m
81	07-OCT-099:04:20AM	19	J	384726	6937969	1371m
82	07-OCT-099:18:13AM	19	J	384692	6937984	1372m	Mine
83	07-OCT-099:38:34AM	19	J	384674	6937953	1365m
84	07-OCT-099:41:01AM	19	J	384654	6937935	1360m

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 87 of 89

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43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

85	07-OCT-099:43:41AM	19	J	384631	6937919	1360m	Mine
86	07-OCT-099:53:09AM	19	J	384604	6937877	1351m	Mine
87	07-OCT-0910:07:54AM	19	J	384564	6937838	1325m	Mine
88	07-OCT-0910:20:29AM	19	J	384542	6937861	1339m
89	07-OCT-0911:48:12AM	19	J	384311	6937677	1279m	Mine
90	07-OCT-0912:00:49PM	19	J	384221	6937705	1290m	Mine
91	07-OCT-0912:12:44PM	19	J	384021	6937690	1272m	Mine
92	07-OCT-0912:22:03PM	19	J	384038	6937708	1272m	Mine
93	07-OCT-0912:25:50PM	19	J	384082	6937727	1269m	Mine
94	07-OCT-0912:33:34PM	19	J	384120	6937760	1260m	Mine
95	07-OCT-0912:55:12PM	19	J	384194	6937748	1276m	Mine
96	07-OCT-091:05:34PM	19	J	384302	6937743	1281m	Mine
97	08-OCT-095:59:01AM	19	J	386274	6942230	1217m
98	08-OCT-096:01:40AM	19	J	386124	6941033	1295m
99	08-OCT-096:02:18AM	19	J	386198	6940593	1313m
100	08-OCT-097:45:03AM	19	J	384475	6937655	1256m
101	08-OCT-091:35:38PM	19	J	383083	6938395	1193m	Mine
102	08-OCT-091:36:07PM	19	J	383140	6938377	1190m	Mine
103	08-OCT-091:44:23PM	19	J	383173	6938285	1168m	Mine
104	08-OCT-091:59:37PM	19	J	383113	6938307	1173m
105	08-OCT-092:18:34PM	19	J	383137	6938338	1187m
106	08-OCT-092:22:21PM	19	J	383164	6938315	1184m	Mine
107	08-OCT-092:33:27PM	19	J	383065	6938588	1244m	Mine
108	08-OCT-092:43:36PM	19	J	383055	6938647	1264m	Mine
109	08-OCT-092:50:01PM	19	J	383075	6938671	1263m	Mine
110	08-OCT-092:53:10PM	19	J	382888	6938657	1257m
111	08-OCT-093:06:00PM	19	J	382976	6938286	1213m
112	08-OCT-093:15:14PM	19	J	384199	6938457	1252m	Mine
113	08-OCT-093:25:43PM	19	J	384413	6938083	1302m	Mine
114	08-OCT-093:28:24PM	19	J	384478	6938128	1293m	Mine
115	08-OCT-093:33:06PM	19	J	384215	6937939	1287m	Mine
116	08-OCT-094:02:30PM	19	J	384626	6936948	1125m	Mine
Cntct	03-OCT-099:51:01AM	19	J	384921	6938056	1432m
Cu8	03-OCT-0910:31:25AM	19	J	384843	6938238	1436m
Cu9	03-OCT-0910:37:19AM	19	J	384910	6938320	1404m
Dh10	03-OCT-092:17:43PM	19	J	382617	6938643	1264m
Dh2	03-OCT-091:26:55PM	19	J	382702	6938852	1261m
Dh5	03-OCT-091:30:36PM	19	J	382637	6938828	1255m
Dh6	03-OCT-0912:44:19PM	19	J	382732	6938908	1251m
Dh7	03-OCT-091:03:47PM	19	J	382735	6938904	1251m
Dh9	03-OCT-092:04:54PM	19	J	382661	6938739	1253m	Mine
Dha	03-OCT-099:05:31AM	19	J	385181	6937996	1320m
Hilltop	03-OCT-0910:08:02AM	19	J	384812	6938105	1470m

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 88 of 89

Resource Geosciences de Mexico SA de CV
43-101 Technical Report on the Rosario Gold Prospect, Region III, Atacama, Chile

Juan Valdivia	04-OCT-0912:42:52PM	19	J	384183	6938313	1244m
Mon	03-OCT-099:33:25AM	19	J	385067	6937969	1376m
Monb	05-OCT-098:00:46AM	19	J	385667	6937870	1209m
Monc	05-OCT-0910:34:32AM	19	J	385512	6937651	1277m
Mond	05-OCT-0911:05:00AM	19	J	384819	6937715	1304m
Mone	05-OCT-0912:49:58PM	19	J	384637	6937659	1278m
Monf	05-OCT-092:20:16PM	19	J	384514	6937617	1260m
Mong	05-OCT-092:57:43PM	19	J	384514	6937517	1267m
Monh	05-OCT-092:59:49PM	19	J	384506	6937573	1250m
Moni	05-OCT-093:07:36PM	19	J	384633	6937550	1273m
Simoneta	03-OCT-098:40:29AM	19	J	385176	6937999	1313m
Triador	04-OCT-091:52:58PM	19	J	383675	6938023	1163m	Mine
Tunel Carmen	04-OCT-091:27:49PM	19	J	384118	6938404	1228m	Mine

Matthew D. Gray C.P.G. #1068827 November 2009 revised 4 December 2009 Amended 7 December 2010	Page 89 of 89